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POSITIVEID CORPORATION
(Name of Registrant as Specified in Its Charter)
_____

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NOTICE OF 2015 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

The 2015 Annual Meeting of Stockholders of PositiveID Corporation, or the Company, will be held on [•], 2015, at 8:00 a.m., Eastern Standard Time, at our principal executive offices located at 1690 South Congress Avenue, Suite 201, Delray Beach, Florida 33445, to consider and act upon the following matters:

1. To elect four directors to hold office until the 2016 annual meeting of stockholders and until their successors have been duly elected and qualified;
2. To ratify the appointment of Salberg & Company, P.A. as the Company's independent registered public accounting firm for the year ending December 31, 2015;
3. To approve and adopt a Certificate of Amendment to our Second Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation"), to increase the Company's authorized capital stock from 1,975,000,000 shares to 3,900,000,000 shares, such that the capital stock of the Company will consist of 3,895,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Amendment");
4. To approve and adopt the PositiveID Corporation 2015 Stock Incentive Plan;
5. To transact such other business as may properly come before the 2015 Annual Meeting or at any adjournment thereof.

This notice of the 2015 Annual Meeting of Stockholders and the attached Information Statement dated [•], 2015, should be read in conjunction with the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014. Collectively, these documents contain all the information and disclosures required in connection with the 2015 Annual Meeting of Stockholders. Copies of all these materials can be found on the Company's website at www.psidcorp.com.

Only Stockholders of record on the books of the Company at the close of business on November 18, 2015 (the "Record Date") will be entitled to notice of and vote at the 2015 Annual Meeting or any adjournment thereof.

Stockholders of record as of the Record Date are encouraged and cordially invited to attend the 2015 Annual Meeting.

Sincerely,

WILLIAM J. CARAGOL
Chief Executive Officer

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IMPORTANT
WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
NOT TO SEND US A PROXY



INFORMATION STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON [•], 2015

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
NOT TO SEND US A PROXY

In this Information Statement we refer to PositiveID Corp., a Delaware corporation, as the "Company," "we," "us," or "our."

This Information Statement is being furnished to the stockholders of PositiveID Corp. This Information Statement relates to our resolutions to (a) elect four directors to hold office until the 2016 annual meeting of stockholders and until their successors have been duly elected and qualified; (b) ratify the appointment of Salberg & Company, P.A. as the Company's independent registered public accounting firm for the year ending December 31, 2015; (c) approve and adopt a Certificate of Amendment to our Second Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation"), to increase the Company's authorized capital stock from 1,975,000,000 shares to 3,900,000,000 shares, such that the capital stock of the Company will consist of 3,895,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Amendment"); (d) approve and adopt the PositiveID Corporation 2015 Stock Incentive Plan; and (e) transact such other business as may properly come before the 2015 Annual Meeting or at any adjournment thereof (collectively, the "Resolutions"). These Resolutions will be presented to an annual meeting of our stockholders to be held on [•], 2015 (the "Annual Meeting"), as outlined in the Notice of 2015 Annual Meeting of Stockholders that accompanies this Information Statement.

As of the Record Date, the Majority Stockholders (as defined below) held 4,673,390 shares of our common stock, par value $0.01 per share (the "Common Stock"), and 1,424 shares of our Series I Preferred Stock, par value $0.01 per share (the "Series I Preferred Stock"). The 1,424 Series I shares owned by the Majority Stockholders are convertible into 56,336,168 shares of Common Stock. As each share of our Series I Preferred Stock has the equivalent of 25 votes on each matter submitted to stockholders, the Majority Stockholders' Series I holdings equal 1,408,404,200 voting shares. In total, the Majority Stockholders' holdings equal 1,413,077,590 voting shares. There are a total of 2,014,146,226 voting shares. As a result, the Majority Stockholders' holdings represent approximately 70.16% of the total outstanding voting shares. Our majority stockholders have indicated that they will vote in favor of these ~~Resolutions~~Resolutions at the annual meeting~~.~~. No other votes are expected to be required or necessary to approve the Resolutions, and the Company expects that each matter to be considered at the Annual Meeting will be approved.

This Information Statement contains a brief summary of the material aspects of the Action which are expected to be approved by the Board and the Majority Stockholders.

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TABLE OF CONTENTS

OUTSTANDING SHARES AND VOTING RIGHTS

The Board has fixed the close of business on November 18, 2015 as the record date (the "Record Date") for the determination of the holders of our Common Stock and Series I Preferred Stock entitled to notice of, and to vote at, the Annual Meeting.

As of the Record Date, there were 418,417,201 shares of our Common Stock outstanding, and 1,625 shares of Series I Preferred Stock, which are convertible into 63,829,161 shares of common stock, issued and outstanding (the "Series I Conversion Shares"). As each Series I Conversion Share has the equivalent of 25 votes on each matter submitted to stockholders, the holders of the Series I Preferred Stock have control of 1,595,729,025 voting shares.

Our majority stockholders consist of our CEO, acting CFO and Chairman, William J. Caragol, our President, Lyle L. Probst, and our three non-employee directors, Jeffrey Cobb, Michael Krawitz, and Ned L. Siegel (collectively, the "Majority Stockholders"). As of the Record Date,, the Majority Stockholders held 4,673,390 shares of our common stock, par value $0.01 per share (the "Common Stock"), and 1,424 shares of our Series I Preferred Stock, par value $0.01 per share (the "Series I Preferred Stock"). As detailed on page 2, the Majority Stockholders' holdings represent approximately 70.16% of the total outstanding voting shares. The Majority Stockholders have indicated that they will vote in favor of these Resolutions. If they vote in favor of these Resolutions, no~~No~~ other votes are required or necessary to approve the Resolutions. The ~~, and the~~ Company expects that each matter to be considered at the Annual Meeting will be approved.

The Majority Stockholders have indicated they will attend the Annual Meeting either in person or via proxy. The presence of the Majority Stockholders at the Annual Meeting will constitute a quorum for the conduct of the Annual Meeting. The Majority Stockholders represents a majority of the outstanding voting shares and the number of votes entitled to be cast on the matters to be considered at the Annual Meeting.

The Majority Stockholders have indicated they will either in person or via proxy vote their shares "FOR" the election of four directors to hold office until the 2016 annual meeting of stockholders and until their successors have been duly elected and qualified; "FOR" the ratification of the appointment of Salberg & Company, P.A. as the Company's independent registered public accounting firm for the year ending December 31, 2015; "FOR" the approval and adoption of a Certificate of Amendment to our Second Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation"), to increase the Company's authorized capital stock from 1,975,000,000 shares to 3,900,000,000 shares, such that the capital stock of the Company will consist of 3,895,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Amendment"); and "FOR" the approval and adoption of the PositiveID Corporation 2015 Stock Incentive Plan~~; "FOR" the transaction of such other business as may properly come before the Annual Meeting or at any adjournment thereof~~.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Record Date and Share Ownership

Under our bylaws, the record date can be no more than 60 and no less than 10 days before the Annual Meeting. Owners of record of shares of our common stock (and preferred stock, voting on an as-converted basis) at the close of business on November 18, 2015, will be entitled to vote at the Annual Meeting or adjournments or postponements thereof. As of November 18, 2015, each owner of record of our common stock is entitled to one vote for each share of common stock so held, and each owner of our Series I Convertible Preferred Stock, par value $0.01 per share (the "Series I Preferred"), is entitled to 25 votes for each share of Series I Preferred so held.

As of the Record Date, there were 418,417,201 shares of common stock and 63,829,161 Series I Conversion Shares outstanding and entitled to vote at the Annual Meeting (all such shares outstanding as of the record date being referred to herein as the "shares" and all holders thereof being referred to as our "stockholders"). As each Series I Conversion Share has the equivalent of 25 votes on each matter submitted to stockholders, there are a total of 1,595,729,025 voting shares held by the holders of the Series I Conversion Shares. There are a total of 2,014,146,226 voting shares. A majority of the voting shares must be present, in person or by proxy, to conduct business at the Annual Meeting.

For information regarding security ownership by management and by the beneficial owners of more than 5% of our common stock, see "Security Ownership of Certain Beneficial Owners and Management."

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STOCKHOLDER PROPOSALS FOR THE 2016 ANNUAL MEETING OF STOCKHOLDERS

Pursuant to the applicable rules under the Exchange Act, some stockholder proposals may be eligible for inclusion in our 2015 information statement. Proposals by stockholders intended to be included in our 2016 information statement must comply with all applicable requirements of Rule 14a-8 promulgated under the Exchange Act and must be submitted in writing to our Secretary no later than [•], 2016. Stockholders interested in submitting such a proposal are advised to contact knowledgeable counsel with regard to the detailed requirements of such securities rules and to review applicable provisions in our bylaws. Stockholder proposals to be presented at our 2016 annual meeting (but not intended to be included in our 2016 information statement) must be submitted in writing to our Secretary no earlier than [•], 2016, but no later than [•], 2016, in accordance with our bylaws. Otherwise, the proxies named by our Board of Directors may exercise discretionary voting authority with respect to the stockholder proposal, without any discussion of the proposal in our information materials.

SERIES I CONVERTIBLE PREFERRED STOCK

On September 30, 2013, the Company issued 413 shares of Series I Preferred Stock to the Majority Stockholders and one other executive. On December 31, 2013 and January 14, 2014, an additional 587 shares of Series I were issued for 2013 and 2014 management and director compensation. On January 12, 2015, an additional 625 shares of Series I were issued for 2014 management incentive compensation and 2015 director compensation as well as compensation to one consultant. Each of the Series I preferred is convertible into the Company's Common Stock, at stated value plus accrued dividends, at the closing bid price on the issuance date, any time at the option of the holder and by the Company in the event that the Company's closing stock price exceeds 400% of the conversion price for twenty consecutive trading days. The Series I Preferred Stock has voting rights equivalent to 25 votes per common share equivalent. As of the Record Date, there were 1,625 shares of Series I Preferred Stock outstanding which means there are 63,829,161 Series I Conversion Shares outstanding and entitled to vote at the Annual Meeting. As each Series I Conversion Share has the equivalent of 25 votes on each matter submitted to stockholders, there are a total of 1,595,729,025 voting shares held by the holders of the Series I Conversion Shares.

SERIES J CONVERTIBLE PREFERRED STOCK

On October 21, 2015, PositiveID Corporation, a Delaware corporation ("PositiveID" or "Company"), entered into an agreement to acquire all of the outstanding capital stock of Thermomedics, Inc., a Nevada corporation ("Thermomedics"), pursuant to a Stock Purchase Agreement (the "Purchase Agreement") by and between PositiveID and Sanomedics Inc., a Delaware corporation ("Seller"), the shareholder of Thermomedics (collectively the "Acquisition"). On December 4, 2015, PositiveID entered into a First Amendment to the Stock Purchase Agreement (the "Amendment").

Upon closing of the Acquisition, the Company shall issue 125 shares of Series J Convertible Preferred Stock (the "Preferred Stock") of PositiveID, subject to adjustment of $50,000 for the Seller's working capital deficit. As of ~~December 28, 2015,~~ the Record Date the shares are convertible into 5,102,041 of common stock. The closing of the transaction contemplated by the Purchase Agreement, as amended, is expected to occur in the first or second quarter of 2016 pending the satisfaction by Seller of certain closing conditions.

An additional earn-out payment (the "**2016 Earn-Out Payment**") may be earned by the Seller for the fiscal year that will end on December 31, 2016. Such 2016 Earn-Out Payment, if any, will consist of up to 563 shares of Series J Convertible Preferred Stock. Such sum will be due within 90 days of the preparation of the Company 2016 Statement of Operations.

An additional earn-out payment (the "**2017 Earn-Out Payment**") may be earned by the Seller for the fiscal year that will end on December 31, 2017. Such 2017 Earn-Out Payment, if any, will consist of up to 563 shares of Series J Convertible Preferred Stock. Such sum will be due within 90 days of the preparation of the Company 2017 Statement of Operations.

Approximately 155 days after the closing, Sanomedics will receive up to 100 shares of Series J Convertible Preferred Stock if the Final Closing Net Working Capital is higher than the Initial Net Working Capital, then promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, the parties shall cause the Escrow Agent to release to Seller, an amount in shares of Preferred Stock equal to the amount by which the Final Closing Net Working Capital exceeds the Initial Net Working Capital; provided that, in no event shall more than 100 shares of Preferred Stock be issued to Seller.

A year after closing, 25 shares of Series J Convertible Preferred Stock will be held back for purposes of potential indemnification of PSID. If no indemnification claims are made, then the 25 shares are given to Sanomedics on the one year anniversary of the date of closing.

The series of Preferred Stock will be designated as the Corporation's Series J Convertible Preferred Stock (the "**Series J Preferred Stock**") and the number of shares so designated will be 1,700, with an initial liquidation, or stated, value of $1,000 per share ("**Stated Value**") which will not be subject to increase without the consent of the holders (each a "**Holder**" and collectively, the "**Holders**") of a majority of the outstanding shares of Series J Preferred Stock.

Series J Preferred Stock shall be non-voting on any matters requiring shareholder vote and will not be entitled to dividends..

At any time after the date of the issuance of shares of Series J Preferred Stock (each respectively an "**Issuance Date**"), the Corporation will have the right, at the Corporation's option, to redeem all or any portion of the shares of Series J Preferred Stock at a price per share equal to 100% of the Stated Value of the shares being redeemed.

To convert the shares of the Series J Preferred Stock into shares of Common Stock on any date following the six month anniversary of the Issuance Date (the "**Conversion Date**"), the Holder shall (A) transmit by facsimile (or otherwise deliver) for receipt on or prior to 11:59 p.m., Eastern Time on such date, a copy of a fully executed notice of conversion (the "**Conversion Notice**") to the Corporation's designated transfer agent (the "**Transfer Agent**") with a copy thereto to the Corporation and (b) surrender to a common carrier for delivery to the Transfer Agent at such time the original certificates representing the shares of the Series J Preferred Stock being converted (or a letter attesting to their loss, theft or destruction with respect to such shares in the case of their loss, theft or destruction) (the "**Series J Certificate**"), duly endorsed for transfer. Any conversion will be limited by: (i) Holder may not make more than one conversion every five Trading Days, and (ii) the amount of Conversion Shares at any conversion may not be more than the Conversion Limit.

FINANCIAL STATEMENTS

Our consolidated financial statements for the year ended December 31, 2014 are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. A copy of a document entitled "Information Required to be Included in Annual Report to Security Holders" which is being mailed with this information statement will include our consolidated financial statements for the year ended December 31, 2014. The document entitled "Information Required to be Included in Annual Report to Security Holders" does not form any part of the material for the solicitation of proxies.

(Proposal 1)
ELECTION OF DIRECTORS

Proposal

Our Board of Directors currently consists of four directors, whose term will expire at the Annual Meeting. The Board of Directors has recommended that the following four directors be re-elected to serve until the 2016 annual meeting of stockholders and until their successors are elected and qualified:

Name	Positions with the Company
William J. Caragol	Chairman of the Board of Directors, Chief Executive Officer, and Acting Chief Financial Officer
Jeffrey S. Cobb	Director
Michael E. Krawitz	Director
Ned L. Siegel	Director

William J. Caragol, 48, has served as our Chief Executive Officer since August 2011, our Treasurer since December 2006, and as our Chairman of the Board of Directors since December 6, 2011. He previously served as our President from May 2007 until August 2011. Since September 28, 2012, Mr. Caragol has also been our acting chief financial officer. Mr. Caragol served as Steel Vault's chief executive officer and a member of its Board of Directors during 2008 and 2009, when Steel Vault became our wholly-owned subsidiary. Previously Mr. Caragol was the Chief Financial Officer of Millivision Technologies and was a Senior Manager with Deloitte & Touche LLP. Mr. Caragol serves on the Board of Trustees of Saint Andrews School. Mr. Caragol served as a member of the Board of Directors of Gulfstream International Group, Inc. during 2010 and on the Board of Directors of VeriTeQ Acquisition Corporation until July 8, 2013. He is a member of the American Institute of Certified Public Accountants and graduated from the Washington& Lee University with a bachelor of science in Administration and Accounting. The Board of Directors nominated Mr. Caragol as a director because of his past experience as a senior executive of other companies in the technology industry and because he holds the position of chief executive officer.

Jeffrey S. Cobb, 54, has served as a member of our Board of Directors since March 2007. Since April 2004, Mr. Cobb is the chief operating officer of IT Resource Solutions.net, Inc. Mr. Cobb served as a member of the Board of Directors of Steel Vault from March 2004 through July 22, 2008. Mr. Cobb earned his bachelor of science in Marketing and Management from Jacksonville University. Mr. Cobb was nominated to the Board of Directors because of his management and business development experience in technology companies.

Michael E. Krawitz, 46, has served as a member of our Board of Directors since November 2008. He currently serves as General Counsel of York Risk Services Group. He was previously Chief Legal and Financial Officer of VeriTeQ Corporation from January 2014 to May 2015. From November 2010 to January 2014 he served as chief executive officer and general counsel of PEAR, LLC, a company that finances renewable energy and energy efficiency projects throughout the United States. From June 2010 until February 2011, he served as chief executive officer of Florida Sunshine Investments I, Inc. He previously served as the chief executive officer and president of Digital Angel Corporation from December 2006 to December 2007, executive vice president, general counsel and secretary from March 2003 until December 2006, and as a member of its Board of Directors from July 2007 until December 2007. Mr. Krawitz served as a member on the Board of Directors of Steel Vault from July 2008 until November 2009. Mr. Krawitz earned a Bachelor of Arts degree from Cornell University and a Juris Doctorate from Harvard Law School. Mr. Krawitz was nominated to the Board of Directors due to his past experience as a chief executive officer of Digital Angel, our former parent company, as well as his experience as an attorney.

Ned L. Siegel, 64, has served as a member of our Board of Directors since February 2011. He has served as President of the Siegel Group, Inc. since September 1997, and Managing Member of the Siegel Consulting Group, LLC since November 2009, which provide real estate development and realty management services. From October 2007 until January 2009, he served as United States Ambassador to the Commonwealth of the Bahamas. Mr. Siegel was appointed Vice Chairman of Alternative Fuels Americas, Inc. in January of 2011. Mr. Siegel earned a Bachelor of Arts degree from the University of Connecticut in 1973 and a juris doctorate from the Dickinson School of Law in 1976. Mr. Siegel was nominated to the Board of Directors due to his past experience with government appointments and services and his managerial experience.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR William J. Caragol, Jeffrey S. Cobb, Michael E. Krawitz and Ned L. Siegel to hold office until the 2016 annual meeting of stockholders and until their successors are duly elected and qualified.

CORPORATE GOVERNANCE, BOARD OF DIRECTORS AND COMMITTEES

Board of Directors Composition and Leadership Structure

Our Board of Directors currently consists of four members: William J. Caragol, Jeffrey S. Cobb, Michael E. Krawitz and Ned L. Siegel. Although we are no longer listed on the Nasdaq Capital Market, our Board of Directors has determined that three of our four directors, Messrs. Cobb, Krawitz and Siegel, are independent under the standards of the Nasdaq Capital Market. For transactions, relationships or arrangements that were considered by the Board of Directors in determining the independence of our Board of Directors, please see "Certain Relationships and Related Transactions — Director and Officer Roles and Relationships" below.

Our chief executive officer, Mr. Caragol, also currently serves as the Chairman of our Board of Directors. Our Board of Directors has determined to not maintain a lead independent director at this time. The Board of Directors believes its leadership structure is appropriate in helping guide us through our transition into a next generation molecular diagnostics company. In addition, as discussed below, we have three standing Board of Directors committees, all of which are comprised entirely of independent directors. We believe that this leadership structure has been effective for us by providing clear and unified leadership through a single chief executive officer and Chairman of our Board of Directors, but whose power is balanced by having independent members on the Board of Directors who, through the presiding committee chairs, have input into the meeting agendas and the other important responsibilities. While we believe this structure is currently the most effective for us, the Board of Directors has no mandatory policy with respect to the separation of the offices of Chairman and the chief executive officer.

Board of Directors' Role in Risk Oversight

Our Board of Directors is responsible for risk oversight as part of its fiduciary duty of care to effectively monitor business operations. Our Board of Directors administers its risk oversight function as a whole and through its committees. For example, the audit committee discusses with management our major risk exposures, their potential financial impact on us and our risk mitigation strategies. In addition, our whistleblower procedure contained in our Code of Conduct and Corporate Ethics General Policy Statement states notice of a financial matter that may be inappropriate should be sent anonymously to the chair of the audit committee. Furthermore, the audit committee and the nominating and governance committee are responsible for the enforcement of our Code of Ethics for Senior Financial Officers.

Committees and Meetings of the Board of Directors

The Board of Directors held seven meetings and acted by unanimous written consent in lieu of a meeting 23 times during 2014. During 2014, all directors attended 75% or more of the meetings of the Board of Directors and committees to which they were assigned. We encourage each member of our Board of Directors to attend our annual meeting of stockholders. At our last annual meeting of stockholders, one of our directors was present.

Our Board of Directors has the authority to appoint board committees to perform certain management and administrative functions. Our Board of Directors currently has an audit committee, a compensation committee, and a nominating and governance committee. The members of each committee are appointed annually by the Board of Directors.

Audit Committee

Our audit committee currently consists of Ned L. Siegel and Jeffrey S. Cobb. Mr. Siegel chairs the audit committee. Our Board has determined that each of the members of our audit committee is "independent," as defined under, and required by, the federal securities laws and the rules of the SEC, including Rule 10A-3(b)(i) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Although we are no longer listed on the Nasdaq Capital Market, each of the members of our audit committee is "independent" under the listing standards of the Nasdaq Capital Market. Our Board has determined that Mr. Siegel qualifies as an "audit committee financial expert" under applicable federal securities laws and regulations. A copy of the current audit committee charter is available on our website at www.psidcorp.com.

The audit committee assists our Board in its oversight of:

- our accounting, financial reporting processes, audits and the integrity of our financial statements;

- our independent auditor's qualifications, independence and performance;

- our compliance with legal and regulatory requirements;

- our internal accounting and financial controls; and

- our audited financial statements and reports, and the discussion of the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management.

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The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit and non-audit services to be provided to us by our independent auditors must be approved in advance by our audit committee, other than de minimis non-audit services that may instead be approved in accordance with applicable rules of the SEC.

Compensation Committee

Our compensation committee currently consists of Jeffrey S. Cobb and Michael E. Krawitz. Mr. Krawitz chairs the compensation committee. Our Board of Directors has determined that each of the members of our compensation committee is "independent," as defined under, and required by, the rules of the Nasdaq Capital Market. A copy of the current compensation committee charter is available on our website at www.psidcorp.com.

Our compensation committee assists our Board of Directors in the discharge of its responsibilities relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

- reviewing and recommending to our Board of Directors approval of the compensation, benefits, corporate goals and objectives of our chief executive officer and our other executive officers;

- evaluating the performance of our executive officers; and

- administering our employee benefit plans and making recommendations to our Board of Directors regarding these matters.

The compensation committee has the authority to delegate any of its responsibilities to one or more subcommittees as the committee may from time to time deem appropriate and may ask members of management, employees, outside counsel, or others whose advice and counsel are relevant to the issues then being considered by the compensation committee to attend any meetings and to provide such pertinent information as the compensation committee may request. Our chief executive officer has historically played a significant role in the determination of senior management compensation. We expect that the compensation committee will continue to solicit input from our chief executive officer or president with respect to compensation decisions affecting other members of our senior management.

Nominating and Governance Committee

Our nominating and governance committee currently consists of Jeffrey S. Cobb. Mr. Our Board of Directors has determined that Mr. Cobb is "independent," as defined under, and required by, the rules of the Nasdaq Capital Market. A copy of the current nominating and governance committee charter is available on our website at www.psidcorp.com.

The primary responsibilities of our nominating and governance committee include:

- identifying, evaluating and recommending nominees to our Board of Directors and its committees;

- evaluating the performance of our Board of Directors and of individual directors;

- ensuring that we and our employees maintain the highest standards of compliance with both external and internal rules, regulations and good practices; and

- reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to our Board of Directors concerning corporate governance matters.

Stockholder Nominations for Directors

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The nominating and governance committee considers possible candidates for directors from many sources, including from stockholders. If a stockholder wishes to recommend a nominee for director, written notice should be sent to the Corporate Secretary in accordance with the instructions set forth later in this information statement under "Stockholder Proposals for 2016 Annual Meeting." Each written notice must set forth as to each person whom the stockholder proposes to nominate: (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of our capital stock that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

As to the stockholder giving the notice: (A) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of our capital stock that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder intends to appear in person or by proxy at the Annual Meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

Qualifications of Candidates and Process for Identifying Candidates for Election to the Board of Directors

The nominating and governance committee evaluates the suitability of potential candidates nominated by stockholders in the same manner as other candidates recommended to the nominating and corporate governance committee, based on certain criteria for selecting new directors. Such criteria includes the possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board of Directors' ability to manage and direct our affairs, including, when applicable, to enhance the ability of the committees of the Board of Directors to fulfill their duties and to satisfy and independence requirements imposed by applicable law, regulation, or stock exchange listing requirement. After the nominating and corporate governance committee evaluates the suitability of potential candidates, it recommends the director nominees for election to the Board of Directors.

Code of Business Conduct and Ethics

Our Board of Directors has approved and we have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, which applies to all of our directors, officers and employees. Our Board of Directors has also approved and we have adopted a Code of Ethics for Senior Financial Officers, or the Code for SFO, which applies to our chief executive officer and chief financial officer. The Code of Conduct and the Code for SFO are available on our website at www.psidcorp.com. The audit committee of our Board of Directors is responsible for overseeing the Code of Conduct and the Code for SFO. Our audit committee must approve any waivers of the Code of Conduct for directors and executive officers and any waivers of the Code for SFO.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our officers and directors and persons who own more than 10% of our common stock file reports of ownership and changes in ownership with the SEC and furnish us with copies of all such reports. We believe, based on our stock transfer records and written representations from certain reporting persons, that all reports required under Section 16(a) were timely filed during 2014.

Stockholder Communications

Our Board of Directors believes that it is important for us to have a process whereby our stockholders may send communications to the Board of Directors. Accordingly, stockholders who wish to communicate with the Board of Directors or a particular director may do so by sending a communication in writing, whether by letter, facsimile, or email addressed to the Chairman of the Board of Directors. Our address is 1690 South Congress Avenue, Suite 201, Delray Beach, Florida 33445 and our facsimile number is 561-805-8001. For administrative efficiency, all such communications should be addressed to the Chairman of the Board of Directors, rather than any other members of the Board of Directors, and should contain the stockholder's contact information, including the stockholder's address and telephone number.

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EXECUTIVE OFFICERS

Our executive officers, their ages and positions, as of November 18, 2015, are set forth below:

Name	Age	Position
William J. Caragol	48	Chairman of the Board of Directors, Chief Executive Officer, and Acting Chief Financial Officer
Lyle L. Probst	44	President

A summary of the business experience of Mr. Caragol is set forth above.

Mr. Probst, 44, has served as our President since April 2014 and previously served as our vice president of operations and product development from May 2011 until April 2014. He has 15 years of management experience with large bio-detection programs and products, and joined PositiveID in 2011 at the time that PositiveID acquired Microfluidic Systems. Mr. Probst joined Microfluidic Systems in February 2007 and served as the director of project management until February 2010, and then served as the senior director of project management until April 2011. At Microfluidic Systems, Mr. Probst managed a series of programs such as the Department of Homeland Security Science & Technology BAND (Bioagent Autonomous Networked Detector) program. Before joining Microfluidic Systems, Mr. Probst directed bio-detection programs at Lawrence Livermore National Laboratory ("LLNL") as a biomedical scientist project manager from February 2000 until February 2007. While he was at LLNL, he was instrumental in the development and deployment of BioWatch Generation 1, and was principal investigator/developer of the high-throughput BioWatch mobile laboratory and a subject matter expert within the Biodefense Knowledge Center. Mr. Probst was previously the Director of Capillary Electrophoresis and Director of Chemistries at the Joint Genome Institute. He holds a B.S. in Biology and an M.B.A in Executive Management.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us regarding beneficial ownership of shares of our common stock as of November 18, 2015, by:

- each of our directors;
- each of our named executive officers;
- all of our executive officers and directors as a group; and
- each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 18, 2015 are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown opposite such person's name. The percentage of beneficial ownership is based on 418,417,201 shares of our common stock outstanding as of November 18, 2015 as well as the options, warrants, and Series I Conversion Shares held by such person. Unless otherwise noted below, the address of the persons and entities listed in the table is c/o PositiveID Corporation, 1690 South Congress Avenue, Suite 201, Delray Beach, Florida 33445. As a result the Company's issuance of 1,424 shares of Series I Preferred Stock to named executive officers and directors, they have the voting right to 1,413,077,590 voting shares as the result of their Series I and shares of common stock holdings. The percentage of voting rights in the table below does not include options and warrants and does assume that all Series I Conversion Shares are voted in any instance requiring shareholder vote.

The beneficial owners of all issued shares have voting rights over such shares, whether or not such owners have dispositive powers with respect to the shares, and such shares are included in each person's beneficial ownership amount. For the avoidance of doubt, if a beneficial owner does not have dispositive powers with respect to certain shares, each such person maintains voting control over these shares, and such shares are included in the determination the person's beneficial ownership amount.

7

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percent of Outstanding Shares (%)	Percent of Voting Rights (%)
Five Percent Stockholders:			
William J. Caragol (1)	34,533,919	7.~~66~~7%	41.0%
Dominion Capital LLC (2)	41,799,878	9.9%	2.1%
Named Executive Officers and Directors:			
William J. Caragol (1)	34,533,919	7.7~~9~~%	41.0%
Lyle L. Probst (3)	12,264,277	2.9%	14.8%
Jeffrey S. Cobb (4)	4,863,340	1.~~15~~2%	5.41%
Michael E. Krawitz (5)	5,316,943	1.~~26~~3%	5.93%
Ned L. Siegel (6)	4,165,829	~~0.99~~1.0%	4.46%
Executive Officers and Directors as a group (5 persons)(7)	61,144,308	12.9%	71.56%

(1) Mr. Caragol beneficially owns 34,533,919 shares which include 2,233,416 shares of common stock directly owned by Mr. Caragol. Mr. Caragol has sole dispositive power over 994,500 shares of our common stock. Mr. Caragol lacks dispositive power over 1,238,916 shares which are restricted as to transfer until January 1, 2016. Mr. Caragol owns 806 shares of Series I preferred stock, which may convert to 32,300,503 shares of common stock. The Series I preferred stock vests on January 1, 2018~~7~~.

(2) Includes 41,799,878 shares issuable upon conversion of promissory notes, with such notes containing "blocker" provisions limiting conversion to a number shares that would be equal to 9.99% of the Company's outstanding common stock after giving effect to such conversion. The address of the principal business office of Dominion is 341 West 38th Street, 8th Floor, New York, NY, 10018.

(3) Includes 611,298 shares of our common stock and 25,000 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of November 18, 2015. Mr. Probst lacks dispositive power over 244,631 shares, which are restricted until January 1, 2016. Mr. Probst owns 290 shares of Series I preferred stock, which may convert to 11,627,978 shares of common stock. The Series I preferred stock vests on January 1, 2018~~7~~.

(4) Includes 574,800 shares of our common stock and 37,750 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of November 18, 2015. Mr. Cobb lacks dispositive power over 60,000 shares, which are restricted until January 1, 2016. Mr. Cobb owns 113 shares of Series I preferred stock, which may convert to 4,250,790 shares of common stock. The Series I preferred stock vests on January 1, 2018~~7~~.

(5) Includes 622,800 shares of our common stock and 36,000 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of November 18, 2015. Mr. Krawitz lacks dispositive power over 100,000 shares, which are restricted until January 1, 2016. Mr. Krawitz owns 126 shares of Series I preferred stock, which may convert to 4,658,143 shares of common stock. The Series I preferred stock vests on January 1, 201~~7~~8.

(6) Includes 631,076 shares of our common stock and 36,000 shares of our common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of November 18, 2015. Mr. Siegel lacks dispositive power over 120,000 shares, which are restricted until January 1, 2016. Mr. Siegel owns 89 shares of Series I preferred stock, which may convert to 3,498,753 shares of common stock. The Series I preferred stock vests on January 1, 2018~~7~~.

(7) **Includes shares of our common stock beneficially owned by current executive officers and directors and shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of November 18, 2015, in each case as set forth in the footnotes to this table.**

8

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EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation earned in or with respect to our fiscal year 2013 and 2014 by:

- each person who served as our chief executive officer in 2014; and

- each person who served as our chief financial officer in 2014; and

- each person who served as our president in 2014; and

We had no other executive officers during any part of 2014.

Summary Compensation Table

Name and Principal Position	Year		Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
William J. Caragol Chairman, Chief Executive Officer and Acting Chief Financial Officer	2014		200,000(1)	405,000(2)	145,590(3)	—	—	178,774(4)	929,364
	2013		275,000(5)	179,400(6)	51,250(7)	—	—	47,655(8)	553,305
Lyle Probst President	2014		200,000(9)	272,500(10)	—	—	—	—	427,500
	2013	(11)	—	—	—	—	—	—	—

(1) Represents the $200,000 salary pursuant to his amended employment contract.

(2) Represents the (i) grant date fair value of 500,000 shares of common stock, (ii) grant date fair value of 225 Series I shares issued as a component of Mr. Caragol's 2014 incentive compensation and, (iii) $75,000 accrued incentive compensation for 2014. The Series I shares were issued on January 12, 2015 and will vest on January 1, 2018~~7~~.

(3) Represents the aggregate grant date fair value, of 100,000 shares of our common stock and the grant date fair value of 143 Series I Preferred Shares granted to Mr. Caragol related to the reduction of his salary pursuant to his amended employment contract.

(4) The amount shown includes (i) $25,000 for an expense allowance, (ii) $23,774 for an automobile lease, insurance and gasoline expenses, and (iii) grant date fair value of 100 Series I Shares issued to Mr. Caragol as tax equalization payments for previous equity awards.

(5) Represents the $275,000 salary pursuant to Mr. Caragol's amended employment contract. Of this amount $214,000 was not paid in 2013, and was paid during 2014.

(6) Represents the grant date fair value of 138 Series I Preferred Stock which was granted to Mr. Caragol as bonus compensation for 2013.

(7) Represents the aggregate grant date fair value, of 100,000 shares of our common stock.

(8) The amount shown includes (i) $25,000 for an expense allowance, which amount was converted to Series I Preferred Stock as part of a liability reduction plan; and (ii) $22,655 for an automobile lease, insurance and gasoline expenses.

(9) Represents 2014 $200,000 salary; Mr. Probst was appointed President of the Company on April 16, 2014.

(10) Represents the (i) grant date fair value of the 366,667 shares of common stock, (ii) grant date fair value of 150 Series I shares issued as a component of Mr. Probst's 2014 incentive compensation and, (iii) $50,000 accrued incentive compensation for 2014. The Series I shares were issued on January 12, 2015 and will vest on January 1, 2017~~7~~8.

(11) Mr. Probst was appointed as the President of the Company on April 16, 2014 therefore no compensation was disclosed for 2013.

9

Narrative Disclosure to Summary Compensation Table and Additional Narrative Disclosure

Executive Employment Arrangements

2011 Executive Employment Arrangements

On November 10, 2010, our Compensation Committee approved a five year employment and non-compete agreement for Mr. Caragol. Mr. Caragol is entitled to Company-paid health insurance and disability insurance, non-allocable expenses of $25,000, and is entitled to use of an automobile leased by us and other automobile expenses, including insurance, gasoline and maintenance costs.

If Mr. Caragol's employment is terminated prior to the expiration of the term of his employment agreement, certain significant payments become due. The amount of such payments depends on the nature of the termination. In addition, the employment agreement contains a change of control provision that provides for the payment of five times the then current base salary and five times the average bonus paid to Mr. Caragol for the three full calendar years immediately prior to the change of control. Any outstanding stock options or restricted shares held by the executive as of the date of his termination or a change of control become vested and exercisable as of such date, and remain exercisable during the remaining life of the option. Upon a change of control, we must continue to pay all lease payments on the vehicle then used by executive. The employment agreement also contains non-compete and confidentiality provisions which are effective from the date of employment through two years from the date the employment agreement is terminated.

Amendments to 2011 Executive Employment Arrangements

Mr. Caragol's annual base salary was increased from $225,000 to $275,000 in connection with his appointment as our chief executive officer effective August 26, 2011.

On December 6, 2011, the Compensation Committee approved a First Amendment to Employment and Non-Compete Agreement, or the First Amendment, between us and William J. Caragol, our Chief Executive Officer, in connection with Mr. Caragol's assumption of the position of chairman of the Board effective December 6, 2011. The First Amendment amends the Employment and Non-Compete Agreement dated November 11, 2010, between us and Mr. Caragol and provides for, among other things, the elimination of any future guaranteed raises and bonuses, other than a 2011 bonus of $375,000 to be paid beginning January 1, 2012 in twelve (12) equal monthly payments. This bonus was not paid during 2012 and on January 8, 2013, $300,000 of such bonus was converted into 738,916 shares of our restricted common stock, which vest on January 1, 2016. The remaining $75,000 was paid in 2013. In addition, the First Amendment amends the change of control provision by increasing the multiplier from 3 to 5 and capping any change in control compensation to 10% of the transaction value. The First Amendment also obligated us to grant to Mr. Caragol an aggregate of 500,000 shares of restricted stock over a 4 year period as follows: (i) 100,000 shares upon execution of the First Amendment, which vested on January 1, 2014, (ii) 100,000 shares on January 1, 2012, which vested on January 1, 2015, (iii) 100,000 shares on January 1, 2013, which vested on January 1, 2015, (iv) 100,000 shares on January 1, 2014, which shall vest on January 1, 2016, and (v) 100,000 shares on January 1, 2015, which shall vest on January 1, 2016. We and Mr. Caragol agreed to delay the issuance of the first and second restricted share grants, for a total of 200,000 shares, until we had available shares under one of our stock incentive plans. The restricted shares were granted on October 4, 2012. Upon a change in control or in the event that Mr. Caragol terminates his employment for "constructive termination" (as such term is defined his employment agreement) or in the event we terminate his employment without cause, the restricted stock described above shall be issued within five (5) business days of such triggering event and all of the restricted stock shall vest immediately. If Mr. Caragol resigns, is terminated for cause, or his employment is terminated due to his death or disability, Mr. Caragol will forfeit the restricted shares discussed above.

Also effective September 28, 2012, we appointed William J. Caragol, our Chairman and Chief Executive Officer, as our acting Chief Financial Officer.

On January 14, 2014 the Company and Mr. Caragol agreed to amend his employment contract and reduce his annual salary from the remainder of its term to $200,000, per annum, in exchange for 143 shares of Series I Preferred Stock, with a face value of $143,000. The Company also granted Mr. Caragol 100 shares of Series I Preferred Stock as a tax equalization payment to compensate Mr. Caragol for taxes paid on unrealized stock compensation during past years.

10

Outstanding Equity Awards as Of December 31, 2014

The following table provides information as of December 31, 2014 regarding unexercised stock options and restricted stock outstanding held by Messrs. Caragol and Probst:

Outstanding Equity Awards as of December 31, 2014

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William J. Caragol	—	—	—	—	—	1,938,916(1)	$ 57,974(3)	—	—
	—	—	—	—	—	—	—	100,000 (2)	$ 2,990 (3)
Lyle Probst	3,000	—	—	$ 9.25	5/23/2021	—	—	—	—
	1,000	—	—	$ 5.75	8/31/2021	—	—	—	—
	1,000	—	—	$ 5.75	8/31/2022	—	—	—	—
	20,000	—	—	$ 1.00	6/06/2022	—	—	—	—
	—	—	—	—	—	611,298 (4)	$ 18,278(3)	—	—

(1) Mr. Caragol owns, as of December 31, 2014, an aggregate of 1,938,916 unvested shares of common stock which were to vest as follows: (i) 100,000 shares of common stock vested on January 1, 2015, and (ii) 1,838,916 will vest on January 1, 2016.

(2) Pursuant to Mr. Caragol's employment agreements we are obligated to grant to Mr. Caragol an aggregate of 500,000 shares of restricted stock over a 4 year period as follows: (i) 100,000 shares upon execution of the agreement, which vested on January 1, 2014, (ii) 100,000 shares on January 1, 2012, which vested on January 1, 2015, (iii) 100,000 shares on January 1, 2013, which vested on January 1, 2015, (iv) 100,000 shares on January 1, 2014, which shall vest on January 1, 2016, and (v) 100,000 shares on January 1, 2015, which shall vest on January 1, 2016. Upon a change in control or in the event that Mr. Caragol terminates his employment for "constructive termination" (as such term is defined his employment agreement) or in the event we terminate his employment without cause, the restricted stock described above shall be issued within five (5) business days of such triggering event and all of the restricted stock shall vest immediately. If Mr. Caragol resigns, is terminated for cause, or his employment is terminated due to his death or disability, Mr. Caragol will forfeit the restricted shares discussed above.

(3) Computed by multiplying the closing market price of a share of our common stock on December 31, 2014, or $0.0299, by the number of shares of common stock that have not vested.

(4) Mr. Probst was granted 244,631 of restricted stock on January 8, 2013 and 366,667 of restricted stock on April 16, 2014 as employee incentive compensation for 2012 and 2014, respectively. These restricted shares will vest on January 1, 2016.

Director Compensation

The following table provides compensation information for persons serving as members of our Board of Directors during 2014:

2014 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(2)	Total ($)
Jeffrey S. Cobb	20,000	—	—	—	—	32,500	52,500
Michael E. Krawitz	20,000	—	—	—	—	32,500	52,500
Ned L. Siegel	20,000	—	—	—	—	32,500	52,500

(1) These fees are comprised of $5,000 per quarter, per director

(2) Represent the grant date fair value of the Series I Convertible Preferred Shares were granted as 2014 Board of Directors compensation pursuant to a Restricted Stock Award Agreement dated December 31, 2013. Each non-executive board member was granted 25 Series I Preferred Shares on December 31, 2013, which vest on January 1, 2016. Additionally, on January 12, 2015, each non-executive member was granted 50 shares of Series I convertible preferred stock, which vest on January 1, 2017. These grants were components of 2015 director's compensation, and as such these amounts have not been included in 2014 Director Compensation.

On December 31, 2013, the Board of Directors approved the 2014 Board Compensation Plan, effective January 1, 2014, where each director receives a quarterly compensation of $5,000.

The Series I preferred shares that were issued to the independent board of directors as of November 18, 2015 is detailed as follows:

Name	Position	Preferred Series I Issued	Common Shares Issuable Upon Conversion	Total Votes
Michael E. Krawitz	Director	126	4,658,143	116,453,564
Jeffrey S. Cobb	Director	113	4,250,789	106,269,736
Ned L. Siegel	Director	89	3,498,753	87,468,823
Total		328	12,407,685	310,192,123

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since the beginning of our fiscal year 2013, there has not been, and there is not currently proposed any transaction or series of similar transactions in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any related person, including any director, executive officer, holder of more than 5% of our capital stock during such period, or entities affiliated with them, had a material interest, other than as described in the transactions set forth below.

Related Party Transactions

VeriTeQ Transaction

On January 11, 2012, VeriTeQ Acquisition Corporation, or VeriTeQ, which is owned and controlled by our former chairman and chief executive officer, Scott Silverman, purchased all of the outstanding capital stock of PositiveID Animal Health, or Animal Health, in exchange for a secured promissory note in the amount of $200,000, or the Note, and 4 million shares of common stock of VeriTeQ representing a 10% ownership interest, to which no value was ascribed. The Note accrued interest at 5% per annum. Payments under the Note were to begin on January 11, 2013 and are due and payable monthly, and the Note matures on January 11, 2015. The Note was secured by substantially all of the assets of Animal Health pursuant to a security agreement dated January 11, 2012, or the VeriTeQ Security Agreement. Mr. Caragol our CEO was a director of VeriTeQ Acquisition Corporation until July 8, 2013. Mr. Krawitz, a director of the Company, was a director of VeriTeQ Acquisition and VeriTeQ Corporation, its successor, until June 17, 2014.

In connection with the sale, we entered into a license agreement with VeriTeQ dated January 11, 2012, or the Original License Agreement, which granted VeriTeQ a nonexclusive, perpetual, nontransferable, license to utilize our biosensor implantable radio frequency identification (RFID) device that is protected under United States Patent No. 7,125,382, "Embedded Bio Sensor System," or the Patent, for the purpose of designing and constructing, using, selling and offering to sell products or services related to the VeriChip business, but excluding the GlucoChip or any product or application involving blood glucose detection or diabetes management. Pursuant to the Original License Agreement, we were to receive royalties in the amount of 10% on all gross revenues arising out of or relating to VeriTeQ's sale of products, whether by license or otherwise, specifically relating to the Patent, and a royalty of 20% on gross revenues that are generated under the Development and Supply Agreement between us and Medical Components, Inc., or Medcomp, dated April 2, 2009, to be calculated quarterly with royalty payments due within 30 days of each quarter end. The total cumulative royalty payments under the agreement with Medcomp will not exceed $600,000.

We also entered into a shared services agreement with VeriTeQ on January 11, 2012, or the Shared Services Agreement, pursuant to which we agreed to provide certain services to VeriTeQ in exchange for $30,000 per month. The term of the Shared Services Agreement commenced on January 23, 2012. The first payment for such services is not payable until VeriTeQ receives gross proceeds of a financing of at least $500,000. On June 25, 2012, the Shared Services Agreement was amended, pursuant to which all amounts owed to us under the Shared Services Agreement as of May 31, 2012 were converted into shares of common stock of VeriTeQ. In addition, effective June 1, 2012, the level of shared services was decreased and the monthly charge for the shared services under the Shared Services Agreement was reduced from $30,000 to $12,000. Furthermore, on June 26, 2012, the Original License Agreement was amended pursuant to which the license was converted from a nonexclusive license to an exclusive license, subject to VeriTeQ meeting certain minimum royalty requirements as follows: 2013 $400,000; 2014 $800,000; and 2015 and thereafter $1,600,000.

On August 28, 2012, we entered into an Asset Purchase Agreement with VeriTeQ, or the VeriTeQ Asset Purchase Agreement, whereby VeriTeQ purchased all of the intellectual property, including patents and patents pending, related to our embedded biosensor portfolio of intellectual property. Under the VeriTeQ Asset Purchase Agreement, we are to receive royalties in the amount of ten percent (10%) on all gross revenues arising out of or relating to VeriTeQ's sale of products, whether by license or otherwise, specifically relating to the embedded biosensor intellectual property, to be calculated quarterly with royalty payments due within 30 days of each quarter end. In 2012, there are no minimum royalty requirements. Minimum royalty requirements thereafter, and through the remaining life of any of the patents and patents pending, are identical to the minimum royalties due under the Original License Agreement.

Simultaneously with the VeriTeQ Asset Purchase Agreement, we entered into a license agreement with VeriTeQ which granted us an exclusive, perpetual, transferable, worldwide and royalty-free license to the Patent and patents pending that are a component of the GlucoChip in the fields of blood glucose monitoring and diabetes management. In connection with the VeriTeQ Asset Purchase Agreement, the Original License Agreement, as amended June 26, 2012, was terminated. Also on August 28, 2012, the VeriTeQ Security Agreement was amended, pursuant to which the assets sold by us to VeriTeQ under the VeriTeQ Asset Purchase Agreement and the related royalty payments were added as collateral under the Security Agreement.

On August 28, 2012, the Shared Services Agreement was further amended, pursuant to which, effective September 1, 2012, the level of services provided was decreased and the monthly charge for the shared services under the Shared Services Agreement was reduced from $12,000 to $5,000. On April 22, 2013, the Company entered into a non-binding letter agreement with VeriTeQ in which the Company agreed to provide up to an additional $60,000 of support during April and May 2013.

13

The new agreements and amendments to existing agreements between the Company and VeriTeQ Acquisition Corporation on August 28, 2012 were entered into to transfer ownership of the underlying intellectual property, primarily patents, to VeriTeQ, with a license back to the Company for the one application that the Company retained. The royalty rates set in the original license were maintained and the rates in the Shared Services Agreement, as amended, were adjusted to reflect a decreased level of support between the two companies. The intent of these agreements and amendments, and all agreements that followed in 2012 through 2013, was to better position VeriTeQ Acquisition Corporation for a third party capital transaction and were negotiated at arm's length. No additional financial consideration was conveyed in conjunction with these agreements and amendments. It was the Company's intent in its transactions with VeriTeQ Corporation to maximize and monetize its returns for the benefit of the Company.

On July 8, 2013, the Company entered into a Letter Agreement with VeriTeQ, to amend certain terms of several agreements between PositiveID and VeriTeQ. The Letter Agreement amended certain terms of the Shared Services Agreement entered into between PositiveID and VeriTeQ on January 11, 2012, as amended; the Asset Purchase Agreement entered into on August 28, 2012, as amended; and the Secured Promissory Note dated January 11, 2012. The Letter Agreement defines the conditions of termination of the Shared Services Agreement, including payment of the approximate $290,000 owed from VeriTeQ to PositiveID, the elimination of minimum royalties payable to PositiveID under the Asset Purchase Agreement, as well as certain remedies if VeriTeQ fails to meet certain sales levels, and to amend the Note, which has a current balance of $228,000, to include a conversion feature under which the Note may be repaid, at VeriTeQ's option, in equity in lieu of cash. The agreements entered into on July 8, 2013 were negotiated in conjunction with VeriTeQ Acquisition Corporation's merger transaction with Digital Angel Corporation, resulting in a public company now called VeriTeQ Corporation. The terms of the agreements were made to benefit both the Company and VeriTeQ. The Company benefitted as its equity interest in VeriTeQ became an equity interest in a public company, allowing future realization of the Company's holdings. No additional financial consideration was conveyed in conjunction with these agreements and amendments. The changes were also a condition to closing of the merger agreement set by Digital Angel, VeriTeQ's merger partner.

During October 2013 VeriTeQ arranged a financing with a group of eight buyers (the "Buyers"). In conjunction with that transaction the Buyers offered the Company a choice of either selling its interest in VeriTeQ, including 871,754 shares and its convertible promissory note (which had a balance of $203,694 at the time of the transaction), which was convertible into 135,793 shares of VeriTeQ stock, for $750,000, or alternatively, to lock up its shares for a period of one year. The Board of Directors of the Company considered a number of factors, including the Company's liquidity and access to capital, and the prospects for return on the VeriTeQ shares in twelve months. The Board concluded that it was in the best interest of Company to sell its interest in VeriTeQ to the Buyers.

As a result, on November 8, 2013 the Company entered into a letter agreement (the "November Letter Agreement") with VeriTeQ and on November 13, 2013, the Company entered into a Stock Purchase Agreement ("SPA") with the Buyers. On November 13, 2013 VeriTeQ entered into a financing transaction with Hudson Bay Master Fund Ltd. ("Hudson") and other participants, including most of the Buyers.

Pursuant to the November Letter Agreement, VeriTeQ was required to deliver to the Company a warrant to purchase 300,000 shares of VeriTeQ common stock at price of $2.84. The warrant has the same terms as the warrant entered into between Hudson and VeriTeQ, including a term of 5 years and customary pricing reset provisions. The November Letter Agreement also specified that the remaining outstanding payable balance owed from VeriTeQ to the Company would be repaid pursuant to the following schedule: (a) $100,000 paid upon VeriTeQ raising capital in excess of $3 million (excluding the November 18, 2013 financing with Hudson), (b) within 30 and 60 days after the initial $100,000 payment, VeriTeQ shall pay $50,000 each (total of and additional $100,000) to the Company, and (c) the remaining balance of the payable (approximately $12,000) will be paid within 90 days after the initial $100,000 payment. The Letter Agreement also included several administrative corrections to previous agreements between the Company and VeriTeQ.

On October 20, 2014, the Company entered into a GlucoChip and Settlement Agreement (the "GlucoChip Agreement") with VeriTeQ, the purpose of which is to transfer the final element of the Company's implantable microchip business to VeriTeQ, to provide for a period of financial support to VeriTeQ to develop that technology, and to provide for settlement of the $222,115 owed by VeriTeQ to the Company under a shared services agreement under which the Company had provided financial support to VeriTeQ during 2012 and early 2013.

The GlucoChip Agreement provides for the termination of the License Agreement entered into between the Company and VeriTeQ on August 28, 2012, whereby the Company had retained an exclusive license to the GlucoChip technology. Pursuant to the GlucoChip Agreement, the Company retains its right to any future royalties from the sale of GlucoChip or any other implantable bio-sensor applications. The GlucoChip Agreement also provided for the settlement of the amounts owed pursuant to the Shared Services Agreement entered into between the Company and VeriTeQ on January 11, 2012, as amended. The current outstanding amount of $222,115, pursuant to the Shared Services Agreement was settled by VeriTeQ issuing a Convertible Promissory Note to the Company ("Note I"). Note I bears interest at the rate of 10% per annum; is due and payable on October 20, 2016; and may be converted by the Company at any time after 190 days of the date of closing into shares of VeriTeQ common stock at a conversion price equal to a 40% discount of the average of the three lowest daily trading prices (as set forth in Note I) calculated at the time of conversion. Note I also contains certain representations, warranties, covenants and events of default, and increases in the amount of the principal and interest rates under Note I in the event of such defaults. Additionally, pursuant to the GlucoChip Agreement, VeriTeQ has agreed to provide an initial common share reserve of 10,000,000 shares of common stock under its outstanding warrant with the Company. In addition, VeriTeQ has agreed to increase the reserved shares to cover twice the number of shares of common stock due if the warrant were exercised in full and maintain the number of reserved shares of common stock at that level.

14

Pursuant to the GlucoChip Agreement, the Company also agreed to provide financial support to VeriTeQ, for a period of up to two years, in the form of convertible promissory notes. On October 20, 2014, the Company funded VeriTeQ $60,000 and VeriTeQ issued the Company a Convertible Promissory Note ("Note II") in the principal amount of $60,000. Note II bears interest at the rate of 10% per annum; is due and payable on October 20, 2015; and may be converted by the Company at any time after 190 days of the date of closing into shares of VeriTeQ common stock at a conversion price equal to a 40% discount of the average of the three lowest daily trading prices (as set forth in Note II) calculated at the time of conversion. Note II also contains certain representations, warranties, covenants and events of default, and increases in the amount of the principal and interest rates under Note II in the event of such defaults. Pursuant to the GlucoChip Agreement, the Company agreed to provide VeriTeQ with continuing financial support through issuance of additional convertible promissory notes with similar terms and conditions as Note II. The continuing financial support is not required to be more frequent than every 100 days and may not be in excess of $50,000 in any individual note.

As VeriTeQ is an early stage company, not yet fully capitalized, the Company plans to continue to fully reserve all note receivable and warrant balances. When proceeds are realized in the future, gains will be recognized.

Issuance of Series I Convertible Preferred Stock Resulting in Management's Voting Control of the Company

On September 30, 2013, the Board of the Company agreed to satisfy $1,003,000 of accrued compensation owed to its directors, officers and management (collectively, the "Management") through a Liability Reduction Plan (the "Plan"). Under this Plan the Company's Management agreed to accept a combination of PositiveID Corporation Series I Convertible Preferred Stock (the "Series I Preferred Stock") and to accept the transfer of Company-owned shares of common stock in Digital Angel Corporation ("Digital Angel"), a Delaware corporation, in settlement of accrued compensation.

Subject to the Plan $590,000 of accrued compensation was settled through the commitment to transfer 327,778 shares of VeriTeQ common stock (out of the 1,199,532 total shares of VeriTeQ common stock that are issuable to the Company upon the conversion of VeriTeQ's Series C convertible preferred stock owned by the Company). The Series C conversion was completed on October 22, 2013. The VeriTeQ shares were valued at $1.80 (adjusted to reflect the 1 for 30 reverse split by VeriTeQ on October 22, 2013), which was a 21% discount to the closing bid price on September 30, 2013, to reflect liquidity discount and holding period restrictions. The closing bid price on the day of conversion was $2.28; on December 31, 2014 the closing bid price was $0.0016.

Six members of Management participated in this conversion, including all four of the Company's current board of directors and one of its former directors. The former director, Mr. Edelstein, resigned from our Board on July 8, 2013 to join VeriTeQ's Board. The board and Management participated as follows:

Name	Position	Total Liability Converted($)	VeriTeQ Shares Transferred	Value of VeriTeQ Shares at September 30 ,2013	Value of VeriTeQ Shares at December 31, 2014
William J. Caragol	Chairman and Chief Executive Officer	$ 10,000	5,556	$ 12,667	$ 9
Michael E. Krawitz	Director	285,500	158,611	361,633	254
Jeffrey S. Cobb	Director	75,000	41,667	95,000	67
Barry Edelstein	Former Director	109,500	60,833	138,700	97
Ned L. Siegel	Director	100,000	55,556	126,667	89
Allison F. Tomek	SVP of Corporate Development	10,000	5,556	12,667	9
Total		$ 590,000	327,779	$ 747,334	$ 525

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Subject to the Plan 413 shares of Series I Preferred Stock were issued in settlement of $413,000 of accrued compensation. The conversion price of the Series I shares was fixed at $0.036, which was the closing bid price on the day of conversion. The Series I preferred shares were issued to six members of the Company's Management, including all four members of the current board of directors. The directors' and management participation as of September 30, 2013 is detailed as follows:

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Name	Position	Total Liability Converted($)	Preferred Series I Issued	Common Shares Issuable Upon Conversion	Total Votes
William J. Caragol	Chairman and Chief Executive Officer	$ 250,000	250 (1)	7,833,714	195,842,846
Michael E. Krawitz	Director	51,000	51	1,598,078	39,951,941
Jeffrey S. Cobb	Director	38,000	38	1,190,725	29,768,113
Ned L. Siegel	Director	14,000	14	438,688	10,967,199
Lyle Probst	President	40,000	40	1,253,394	31,334,855
Allison F. Tomek	SVP of Corporate Development	20,000	20	626,697	15,667,428
Total		$ 413,000	413	12,941,295	323,532,382

(1) Mr. Caragol donated 50 of these Series I shares to a family trust. These shares are no longer under his control.

In granting these shares to directors and management the Board considered a number of factors, including the current market rates at which financing is available to early stage companies. It has been the Company's experience that debt and equity financing for the Company in current market conditions was typically being priced at total discounts to market well in excess of 50%. The Board and management did not wish to receive any discount for the conversion of $413,000 of liabilities, but did seek to have a voting preference that was commensurate with the risk and more importantly continued commitment of the Board and management to the Company. The shares were therefore issued at the closing bid price the day of issuance (subject to signed exchange agreements with each participant), and at a dollar for dollar exchange ($1,000 of liability settled for 1 preferred share).

Additionally, on December 31, 2013 the three independent directors were each granted 25 shares of Series I Preferred Stock, as a component of their 2014 board compensation. On January 14, 2014, an additional 512 shares of Series I Preferred Stock were issued to the Company's CEO, President and Senior Vice President. Of these shares 381 were issued to the Company's chief executive officer as follows: (i) 138 shares issued for 2013 incentive compensation in lieu of cash, (ii) 143 shares were issued for his agreement to amend his employment contract and reduce his annual salary from the remainder of the term of the contract to $200,000, per annum, and (iii) 100 shares of Series I as a tax equalization payment to compensate Mr. Caragol for taxes paid on unrealized stock compensation during prior years. All Series I shares granted vest on January 1, 2017. On January 12, 2015 an additional 625 shares of Series I was issued to management and board members for 2014 incentive compensation and 2015 director compensation.

The Series I Preferred Stock has voting rights equivalent to twenty five votes per common share equivalent. As a result, the Company's Majority Stockholders plus Allison Tomek have an effective voting control of 74.87%, as of November 18, 2015. There exists an inherent conflict of interest in the board approval of the issuance of Series I Preferred Stock to officers and directors of the Company, which granted themselves voting control over the Company.

Caragol Note

On September 7, 2012, we issued a Secured Promissory Note, or the Caragol Note, in the principal amount of $200,000 to William J. Caragol, or Caragol, our chairman and chief executive officer, in connection with a $200,000 loan to us by Caragol. The Caragol Note accrues interest at a rate of 5% per annum, and principal and interest on the Caragol Note were due and payable on September 6, 2013. We agreed to accelerate the repayment of principal and interest in the event that we raise at least $1,500,000 from any combination of equity sales, strategic agreements, or other loans, with no prepayment penalty for any paydown prior to maturity. The Caragol Note was secured by a subordinated security interest in substantially all of our assets of pursuant to a Security Agreement between us and Caragol dated September 7, 2012, or the Caragol Security Agreement. The Caragol Note may be accelerated if an event of default occurs under the terms of the Caragol Note or the Caragol Security Agreement, or upon our insolvency, bankruptcy, or dissolution. During 2012, the Company paid $100,000 of the principal amount of the Caragol Note and all accrued interest owed on the date of payment on December 18, 2012. Additionally, we and Caragol terminated the Caragol Security Agreement effective January 16, 2013. As of December 31, 2014, the outstanding principal and interest on the Caragol Note was $110,322.

Review, Approval or Ratification of Transactions with Related Parties

Our audit committee's charter requires review and discussion of any transactions or courses of dealing with parties related to us that are significant in size or involve terms or other aspects that differ from those that would be negotiated with independent parties. Our nominating and governance committee's charter requires review of any proposed related party transactions, conflicts of interest and any other transactions for which independent review is necessary or desirable to achieve the highest standards of corporate governance. It is also our unwritten policy, which policy is not otherwise evidenced, for any related party transaction that involves more than a de minimis obligation, expense or payment, to obtain approval by our Board of Directors prior to our entering into any such transaction. In conformity with our various policies on related party transactions, each of the above transactions discussed in this "Certain Relationships and Related Transactions" section has been reviewed and approved by our Board of Directors.

Director Independence

Our Board of Directors currently consists of four members: William J. Caragol, Jeffrey S. Cobb, Michael E. Krawitz and Ned L. Siegel. Although we are no longer listed on the Nasdaq Capital Market, our Board of Directors has determined that three of our four directors, Messrs. Cobb, Krawitz and Siegel, are independent under the standards of the Nasdaq Capital Market. For transactions, relationships or arrangements that were considered by the Board of Directors in determining the independence of our Board of Directors, please see "Certain Relationships and Related Transactions — Director and Officer Roles and Relationships" above.

AUDIT COMMITTEE REPORT

The audit committee monitors our accounting and financial reporting process to assist our Board of Directors. Management has primary responsibility for our financial statements, financial reporting processes and internal control over financial reporting. The independent auditors are responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and evaluating the effectiveness of internal controls and issuing a report thereon. The audit committee's responsibility is to select the independent auditors and monitor and oversee our accounting and financial reporting processes, including our internal controls over financial reporting, and the audits of our financial statements.

The audit committee regularly met and held discussions with management and the independent auditors. In the discussions related to our consolidated financial statements for fiscal year 2014, management represented to the audit committee that such consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. The audit committee reviewed and discussed with management and the independent auditors the audited consolidated financial statements for fiscal year 2014.

In fulfilling its responsibilities, the audit committee discussed with the independent auditors the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. In addition, the audit committee received from the independent auditors the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent auditor's communications with the audit committee concerning independence, and has discussed with the independent auditors the independent auditor's independence. In connection with this discussion, the audit committee also considered whether the provision of services by the independent auditors not related to the audit of our financial statements for fiscal year 2014 is compatible with maintaining the independent auditors' independence. The audit committee's policy is that all services rendered by our independent auditor are either specifically approved or are pre-approved and are monitored both as to spending level and work content to maintain the appropriate objectivity and independence of the independent auditor. The audit committee's policy provides that the audit committee has the ultimate authority to approve all audit engagement fees and terms and that the audit committee shall review, evaluate and approve the annual engagement proposal of the independent auditor.

Based upon the audit committee's discussions with management and the independent auditors and the audit committee's review of the representations of management and the report and letter of the independent auditors provided to the audit committee, the audit committee recommended to the Board of Directors that the audited consolidated financial statements for the year ended December 31, 2014 be included in our Annual Report on Form 10-K, for filing with the SEC.

The Audit Committee

Ned L. Siegel
Jeffrey S. Cobb

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The audit committee report above shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

RATIFICATION OF THE APPOINTMENT OF SALBERG& COMPANY, P.A. AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2015

The audit committee has appointed Salberg& Company, P.A. to serve as our independent registered public accounting firm for the year ending December 31, 2015, subject to ratification by our stockholders. Salberg & Company, P.A. audited our consolidated financial statements for the year ended December 31, 2014.

A representative of Salberg & Company, P.A. is expected to be present, in person or by telephone, at the Annual Meeting and will have an opportunity to make a statement if he or she so desires. The Salberg & Company, P.A. representative will also be available to respond to appropriate questions from stockholders.

AUDIT AND NON-AUDIT FEES

For the fiscal years ended December 31, 2014 and 2013, fees for audit and audit related services were as follows:

	2014 (2)	2014 (1)	2013 (1)
Audit Fees	$ 59,000	$ 27,000	$ 137,000
Audit Related Fees	—	7,500	48,000
All Other Fees	—	—	—
Total Fees	$ 59,000	$ 34,500	$ 185,000

(1) Audit related fees for 2013 and 2014 include review of registration statements and other SEC filings. Audit and audit related services were provided by EisnerAmper LLP. Audit fees in 2014 relate to the review of the March 31, 2014 interim financial statements conducted by EisnerAmper LLP.

(2) Audit fees in 2014 provided by Salberg and Company P.A. relates to the 2014 fiscal year-end audit and June 30, 2014 and September 30, 2014 interim reviews.

Pre-Approval Policies and Procedures

The audit committee has a policy for the pre-approval of all auditing services and any provision by the independent auditors of any non-audit services the provision of which is not prohibited by the Exchange Act or the rules of the SEC under the Exchange Act. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the audit committee, if it is to be provided by the independent auditor. All fees for independent auditor services will require specific pre-approval by the audit committee. Any fees for pre-approved services exceeding the pre-approved amount will require specific pre-approval by the audit committee. The audit committee will consider whether such services are consistent with the SEC's rules on auditor independence.

All services provided by and all fees paid to EisnerAmper LLP and Salberg & Company, P.A. in fiscal 2014 and 2013 were pre-approved by our audit committee, in accordance with its policy. None of the services described above were approved pursuant to the exception provided in Rule 2-01(c)(7)(i)(C) of Regulations S-X promulgated by the SEC.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR ratification of the appointment of Salberg & Company, P.A. as our independent registered public accounting firm for the year ending December 31, 2015.

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(Proposal 3)

APPROVAL AND ADOPTION OF A CERTIFICATE OF AMENDMENT TO OUR SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION, AS AMENDED (THE "ARTICLES OF INCORPORATION"), TO INCREASE THE COMPANY'S AUTHORIZED CAPITAL STOCK FROM 1,975,000,000 SHARES TO 3,900,000,000 SHARES, SUCH THAT THE CAPITAL STOCK OF THE COMPANY WILL CONSIST OF 3,895,000,000 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, AND 5,000,000 SHARES OF PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

Our second amended and restated certificate of incorporation, as amended, provides that the total number of shares of capital stock that we have the authority to issue is 1,975,000,000 shares of capital stock, of which 1,970,000,000 are common stock, par value $0.01 per share. On November 19, 2015, our Board of Directors adopted a resolution recommending that the stockholders approve and adopt an amendment to our second amended and restated certificate of incorporation, as amended, to increase the authorized number of shares of our capital stock from 1,975,000,000 shares to 3,900,000,000 shares, such that the capital stock of the company will consist of 3,895,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. The rationale for the increase in authorized shares is ~~solely~~primarily related to the need to provide contractual reserves supporting a three hundred percent (300%) reserve requirement on convertible notes. The Company increased its authorized capital stock from 475,000,000 to 1,975,000,000 over the course of five months (December 8, 2014 to April 30, 2015). The Company issued six million dollars ($6,000,000) in convertible notes in 2015 which are convertible into approximately 500,000,000 shares of common stock. Therefore, the reserve requirement is approximately 1,500,000,000 shares of common stock.

We expect to continue to use convertible notes as a significant source of our funding for the next twelve (12) months. The management of the Company will continue to strive to reduce and ultimately eliminate the need for convertible note financing.

A copy of the proposed amendment to our second amended and restated certificate of incorporation, as amended, is attached to this information statement as **Annex A**.

As of the Record Date, our capitalization was as follows:

Shares of our common stock authorized for issuance	1,970,000,000
Shares of our common stock issued and outstanding as of the Record Date	418,417,201
Shares of our common stock issuable upon the exercise of outstanding stock options having a weighted exercise price of $0.75 per share, under and outside of our stock plans	4,896,288
Shares of our common stock issuable upon exercise of outstanding warrants having a weighted average exercise price of $0.07 per share	9,490,000
Shares of our common stock held in reserve for convertible notes *	1,248,301,253
Shares of our common stock issuable upon conversion of Series I Convertible Preferred Stock	62,262,418
Shares of our common stock issuable upon conversion of Series J Convertible Preferred Stock **	5,102,041

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Total number of shares available for issuance as of the Record Date	221,530,799288,895,258

* These numbers reflect current contractually reserved shares held for future conversions of existing convertible notes. Most convertible notes require that share reserves be established equal to between three to four times the number of shares to be issued upon conversion, based on current market prices of our common stock.

** Series J Convertible Preferred Stock was designated post-Record Date; 125 shares of Series J Preferred Stock have been issued and are being held in escrow pursuant to the terms of the First Amendment to the Stock Purchase Agreement with Sanomedics Inc., the shareholder of Thermomedics, Inc. The amount of Series J Convertible Preferred Stock, if any, to be issued pursuant to the 2016 and 2017 "Earn-Out Payment", is unknown at this time. An "Earn-Out Payment", if any, will consist of twenty five percent (25%) cash (up to One Hundred Eighty Seven Thousand Dollars ($187,000)) and seventy five percent (75%) shares of preferred stock of the Buyer (up to 563 shares of Series J Convertible Preferred Stock of the Buyer). The Earn-Out Payment will be calculated based on the audited statement of operations of the Company for the year that will end on December 31, 2016 and 2017, respectively

The actual amount of the "Earn-Out Payment" for fiscal year 2016 will be equal to (i) the amount by which the revenues shown on the Company 2016 Statement of Operations exceeds One Million Dollars ($1,000,000) (ii) multiplied by 3. which amount shall in no event exceed the 2016 Threshold Earn-Out Amount The actual amount of the "Earn-Out Payment" for fiscal year 2017 will be equal to (i) the amount by which the revenues shown on the Company 2017 Statement of Operations exceeds One Million Two Hundred Fifty Thousand Dollars ($1,250,000) (ii) multiplied by 2.5, which amount shall in no event exceed the 2017 Threshold Earn-Out Amount. The 2017 Threshold Earn-Out Amount shall be increased by an amount equal to the 2016 Threshold Earn-Out Amount less the actual 2016 Earn-Out Payment earned by, and paid to, Seller. In the event that the 2016 Threshold Earn-Out Amount does not exceed the actual 2016 Earn-Out Payment earned by, and paid to, Seller, no adjustments shall be made to the 2017 Threshold Earn-Out Amount.

Our Board of Directors believes that the increased number of authorized shares of common stock contemplated by the proposed amendment is desirable to provide us with the flexibility to meet our business needs as they arise, to take advantage of favorable opportunities and to respond to a changing environment, and is in the best interests of the Company and its stockholders.

In addition, our Board of Directors believes that the increased number of authorized shares of common stock contemplated by the proposed amendment is desirable so that we may issue additional shares from time to time, without further action or authorization by the stockholders (except as required by law), if needed for such corporate purposes as may be determined by the Board of Directors. Such corporate purposes might include the acquisition of other businesses in exchange for shares of our stock; flexibility for possible future financings; and attracting and retaining valuable employees and directors through the issuance of additional stock options or other equity awards. The Board of Directors considers the authorization of additional shares advisable to ensure prompt availability of shares for issuance should the occasion arise.

While we do not believe the amount of proceeds will change, the type of security being offered may take the form of a common equity, preferred equity, or debt security convertible into common stock, plus warrants similar to the units offering. Due to our current financial position, it is imperative that we complete one or more additional financings, however, at the current time we do not have a sufficient number of authorized shares to permit us to conduct this offering or any similar offering. As discussed below, depending on the number of shares of our common stock that we issue pursuant to any offering, it could have a significant dilutive effect on our stockholders. Any shares we may issue will likely vary based on our stock price. If our stock price continues to decline, the dilution to our existing stockholders will become significantly larger.

After amendment to our certificate of incorporation to approve an increase in the number of authorized shares of our capital stock, our capitalization would be as follows:

Shares of our common stock authorized for issuance	3,895,000,000
Shares of our common stock issued and outstanding as of the Record Date	418,417,201
Shares of our common stock issuable upon the exercise of outstanding stock options having a weighted exercise price of $0.75 per share, under and outside of our stock plans	4,896,288
Shares of our common stock issuable upon exercise of outstanding warrants having a weighted average exercise price of $0.07 per share	9,490,000
Shares of our common stock held in reserve for convertible notes *	1,248,301,253
Shares of our common stock issuable upon conversion of Series I Convertible Preferred Stock	62,262,418
Shares of our common stock issuable upon conversion of Series J Convertible Preferred Stock **	5,102,041
Total number of shares available for issuance as of the Record Date	2,146,530,799 ~~2,213,895,258~~

* These numbers reflect current contractually reserved shares held for future conversions of existing convertible notes. Most convertible notes require that share reserves be established equal to between three to four times the number of shares to be issued upon conversion, based on current market prices of our common stock.

** Series J Convertible Preferred Stock was designated post-Record Date; 125 shares of Series J Preferred Stock have been issued and are being held in escrow pursuant to the terms of the First Amendment to the Stock Purchase Agreement with Sanomedics Inc., the shareholder of Thermomedics, Inc. The amount of Series J Convertible Preferred Stock, if any, to be issued pursuant to the 2016 and 2017 "Earn-Out Payment", is unknown at this time. An "Earn-Out Payment", if any, will consist of twenty five percent (25%) cash (up to One Hundred Eighty Seven Thousand Dollars ($187,000)) and seventy five percent (75%) shares of preferred stock of the Buyer (up to 563 shares of Series J Convertible Preferred Stock of the Buyer). The Earn-Out Payment will be calculated based on the audited statement of operations of the Company for the year that will end on December 31, 2016 and 2017, respectively

The actual amount of the "Earn-Out Payment" for fiscal year 2016 will be equal to (i) the amount by which the revenues shown on the Company 2016 Statement of Operations exceeds One Million Dollars ($1,000,000) (ii) multiplied by 3. which amount shall in no event exceed the 2016 Threshold Earn-Out Amount The actual amount of the "Earn-Out Payment" for fiscal year 2017 will be equal to (i) the amount by which the revenues shown on the Company 2017 Statement of Operations exceeds One Million Two Hundred Fifty Thousand Dollars ($1,250,000) (ii) multiplied by 2.5, which amount shall in no event exceed the 2017 Threshold Earn-Out Amount. The 2017 Threshold Earn-Out Amount shall be increased by an amount equal to the 2016 Threshold Earn-Out Amount less the actual 2016 Earn-Out Payment earned by, and paid to, Seller. In the event that the 2016 Threshold Earn-Out Amount does not exceed the actual 2016 Earn-Out Payment earned by, and paid to, Seller, no adjustments shall be made to the 2017 Threshold Earn-Out Amount.

Although an increase in the authorized shares of our common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the Board of Directors or contemplating a tender offer or other transaction resulting in our acquisition by another company), the proposed increase in shares authorized is not in response to any effort by any person or group to accumulate our common stock or to obtain control of us by any means. In addition, the proposal is not part of any plan by our Board of Directors to recommend or implement a series of anti-takeover measures.

Possible Dilutive Effects of the Amendment

If the amendment to the Certificate of Incorporation is approved, the additional authorized shares would be available for issuance at the discretion of our Board of Directors and without further stockholder approval. The additional shares of authorized common stock would have the same rights and privileges as the shares of common stock currently issued and outstanding. Holders of our common stock have no preemptive rights.

The issuance of additional shares of common stock may, among other things, have a dilutive effect on earnings per share and on stockholders' equity (deficit) and voting rights. Furthermore, future sales of substantial amounts of our common stock, or the perception that these sales might occur, could adversely affect the then prevailing market price of our common stock or limit our ability to raise additional capital. Stockholders should recognize that, as a result of this proposal, they will own a smaller percentage of shares relative to the total authorized shares of the Company than they presently own.

Amended Certificate of Incorporation

The increase in the number of authorized shares of our common stock shall be changed by amendment to Article Four of our Amended and Restated Certificate of Incorporation, as amended. If our stockholders approve the proposed amendment, we will file the amendment to our Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware after the Annual Meeting. A copy of the proposed amendment to our Amended and Restated Certificate of Incorporation, as amended, is attached to this information statement as Annex A.

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Dissenter's Rights of Appraisal

Neither the DGCL nor our Amended and Restated Certification of Incorporation or Bylaws provide our stockholders with dissenters' or appraisal rights in connection with this proposal.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the approval and adoption of a certificate of amendment to our Second Amended and Restated Articles of Incorporation, as amended (the "articles of incorporation"), to increase the Company's authorized capital stock from 1,975,000,000 shares to 3,900,000,000 shares, such that the capital stock of the company will consist of 3,895,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

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(Proposal 4)

APPROVAL AND ADOPTION OF THE POSITIVEID CORPORATION 2015 STOCK INCENTIVE PLAN

A proposal will be presented at the Annual Meeting to approve and adopt the PositiveID Corporation 2015 Stock Incentive Plan, or Stock Incentive Plan, which was adopted by our Board of Directors on November 19, 2015, subject to approval by our stockholders. The complete text of the Stock Incentive Plan is set forth in **Annex B** to this information statement, and stockholders are urged to review it together with the following information, which is qualified in its entirety by reference to **Annex B**.

The Stock Incentive Plan will not be effective absent stockholder approval. The Stock Incentive Plan is designed so that incentive stock option awards granted pursuant to its terms would generally be subject to the favorable tax treatment provided to recipients of incentive stock options under Section 422 of the Internal Revenue Code of 1986. The Stock Incentive Plan also is designed so that stock option and certain restricted and other cash and stock awards granted pursuant to its terms would generally not be subject to the tax deduction limits of Section 162(m) of the Internal Revenue Code of 1986. Section 162(m) prevents a publicly held corporation from claiming tax deductions for annual compensation in excess of $1,000,000 to certain of its senior executives. The executives subject to the limitations of Section 162(m) include any individual who, as of the last day of the corporation's taxable year, is the corporation's chief executive officer or among the three highest compensated officers other than the chief executive officer. Compensation is exempt from this limitation if it is qualified "performance-based compensation."

The purpose of this proposal is to request stockholder approval of the material terms of the Stock Incentive Plan to qualify incentive stock awards under the Stock Incentive Plan for favorable tax treatment and to achieve application of the qualified performance-based compensation exception to the Section 162(m) deduction limitation and to comply with the stockholder approval requirements of NASDAQ Rule 5635(c). Approval of this proposal will ensure that we are able to receive tax deductions for the full amount of performance-based compensation paid to officers and other employees in the form of stock options, certain restricted stock awards and other types of stock-based payments under the Stock Incentive Plan. One of the requirements for performance-based compensation is that the corporation's stockholders must approve the material terms of the performance-based compensation. The material terms that must be approved include (1) the employees eligible to receive the performance-based compensation, (2) the objectives under which the performance-based compensation will be determined, and (3) the maximum amount of performance-based compensation that could be paid to any executive in a fiscal year.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the approval and adoption of the PositiveID Corporation 2015 Stock Incentive Plan.

The following is a summary of the material terms of the Stock Incentive Plan that stockholders are being asked to approve.

Description of the Stock Incentive Plan, Subject to Stockholder Approval

The following summary of the Stock Incentive Plan is qualified in its entirety by the terms of the Stock Incentive Plan, which are attached to this information statement as **Annex B**.

Purpose.

The purposes of the Stock Incentive Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the long-term success of its business and to link participants' directly to stockholder interests through increased stock ownership.

Awards.

The Stock Incentive Plan provides for awards of incentive stock options, nonqualified stock options, restricted stock awards, performance units, performance shares, stock appreciation rights, cash awards and other stock based awards. The Board of Directors may adopt plans applicable to particular subsidiaries. With limited exceptions, the rules of such plans may take precedence over other provisions of the Stock Incentive Plan, but may not offer the material terms of the Stock Incentive Plan.

Stock Subject to the Stock Incentive Plan.

Under the Stock Incentive Plan, the aggregate number of shares of common stock that may be subject to awards under the Stock Incentive Plan, subject to adjustment upon a change in capitalization, is 80 million shares, which is approximately 17% of the fully diluted shares outstanding. Such shares of common stock may be authorized, but unissued, or reacquired shares of common stock. Shares of common stock that were subject to Stock Incentive Plan awards that expire or become unexercisable without having been exercised in full shall become available for future awards under the Stock Incentive Plan.

Administration.

The Stock Incentive Plan may be administered by the Board of Directors or by one or more committees of the Board, or the Administrator. The Board of Directors may require that the Administrator be constituted to comply with Rule 16b-3 of the Exchange Act, Section 162(m) of the Code, or both. Subject to the provisions of the Stock Incentive Plan, the Administrator has the power to determine the terms of each award granted, including the exercise price, the number of shares subject to the award and the exercisability thereof. In accordance with applicable law, the Board of Directors may, by a resolution adopted by the Board, authorize one or more of our officers to designate officers (other than the officer so authorized) and employees to be recipients of stock options and determine the number of stock options to be granted. Such a resolution of the Board of Directors must specify the total number and the terms, including exercise price, of the stock options that our officer or officers may grant.

Eligibility.

The Stock Incentive Plan provides that the Administrator may grant awards to our affiliates' employees and consultants, including non-employee directors. Currently, we and our affiliates have approximately 18 employees and 5 non-employee directors who would be potentially eligible for awards under the Stock Incentive Plan. The Administrator may grant incentive stock options only to employees. A grantee who has received a grant of an award may, if he is otherwise eligible, receive additional award grants. The Administrator selects the grantees and determines the number of shares of common stock to be subject to each award. In making such determination, the Administrator shall take into account the duties and responsibilities of the employee or consultant, the value of his services, his potential contribution to our success, the anticipated number of years of future service and other relevant factors. The Administrator may not grant to any employee, in any fiscal year, stock options to purchase more than 20,000,000 shares of common stock.

Maximum Term and General Terms and Conditions of Awards.

The maximum term of any stock option granted under the Stock Incentive Plan generally may not exceed ten years.

Each award granted under the Stock Incentive Plan is evidenced by a written agreement between the grantee and us and is subject to the following general terms and conditions:

(a) *Termination of Employment.* If a grantee's continuous status as an employee or consultant terminates (other than upon the grantee's death, disability, Retirement, Termination for Cause, or Termination by Employer Not for Cause (each defined below)), the grantee may exercise his unexercised option or stock appreciation right, but only within such period of time as is determined by the Administrator (with such determination being made at the time of grant and not exceeding three months in the case of an incentive stock option) and only to the extent that the grantee was entitled to exercise it at the date of such termination (but in no event may the option or stock appreciation right be exercised later than the expiration of the term of such award as set forth in the award agreement). A grantee's restricted stock award shall be forfeited, to the extent it is forfeitable immediately before the date of such termination, or settled by delivery of the appropriate number of unrestricted shares, to the extent it is nonforfeitable. A grantee's performance shares or performance units with respect to which the performance period has not ended as of the date of such termination shall terminate.

(b) *Disability.* If a grantee's continuous status as an employee or consultant terminates as a result of permanent and total disability (as defined in Section 22(e)(3) of the Code), unless otherwise provided by the Award Agreement, such termination shall have no effect on the grantee's outstanding awards. The grantee's outstanding awards shall continue to vest and remain outstanding and exercisable until they expire in accordance with their terms. However, in the case of an incentive stock option, any option not exercised within 12 months after the date of such termination will be treated as a nonqualified stock option.

(c) *Death.*   If a grantee's continuous status as an employee or consultant terminates as a result of the grantee's death, unless otherwise provided by the Award Agreement, such termination shall have no effect on the grantee's outstanding awards. The grantee's outstanding awards shall continue to vest and remain outstanding and exercisable until they expire in accordance with their terms. However, in the case of an incentive stock option, any option not exercised within 12 months after the date of such termination will be treated as a nonqualified stock option.

(d) *Termination for Cause.*   If a grantee's continuous status as an employee or consultant is terminated for Cause, or grantee violates any of the terms of their employment after they have become vested in any of their rights under the Stock Incentive Plan, the grantee's full interest in such rights shall terminate on the date of such termination of employment and all rights thereunder shall cease. Cause shall mean gross negligence, willful misconduct, flagrant or repeated violations of our policies, rules or ethics, a material breach by the grantee of any employment agreement between the grantee and us, intoxication, substance abuse, sexual or other unlawful harassment, disclosure of confidential or proprietary information, engaging in a business competitive with our business, or dishonest, illegal or immoral conduct.

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(e) *Termination by Employer Not for Cause.*   If a grantee's continuous status as an employee or consultant is terminated by the employer without Cause (Termination by Employer Not for Cause), then, unless otherwise provided by the Award Agreement, such termination shall have no effect on grantee's outstanding awards. Grantee's awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an incentive stock option, any option not exercised within 3 months of the date of termination of employment due to Termination by Employer Not for Cause will be treated as a nonqualified stock option. In the case of a grantee who is a director, the grantee's service as a director shall be deemed to have been terminated without Cause if the grantee ceases to serve in such a position solely due to the failure to be reelected or reappointed, as the case may be, and such failure is not a result of an act or omission which would constitute Cause.

(f) *Retirement of Grantee.*   If a grantee's continuous status as an employee or consultant terminates after the grantee's attainment of age 65 (Retirement), then, unless otherwise provided by the Award Agreement, such termination shall have no effect on grantee's outstanding awards. The grantee's awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an incentive stock option, any option not exercised within 3 months of the termination of grantee's continuous status as an employee or consultant due to Retirement will be treated as a nonqualified stock option.

(g) *Nontransferability of Awards.*   Generally, an award granted under the Stock Incentive Plan is not transferable by the grantee, other than by will or the laws of descent and distribution, and is exercisable during the grantee's lifetime only by the grantee. In the event of the grantee's death, an option or stock appreciation right may be exercised by a person who acquires the right to exercise the award by bequest or inheritance.

Terms and Conditions of Options.

Each option granted under the Stock Incentive Plan is subject to the following terms and conditions:

(a) *Exercise Price.*   The Administrator determines the exercise price of options to purchase shares of common stock at the time the options are granted. As a general rule, the exercise price of an option must be no less than 100% of the fair market value of the common stock on the date the option is granted. The Stock Incentive Plan provides exceptions for certain options granted in connection with our acquisition of another corporation or granted as inducements to an individual's commencing employment with us.

(b) *Exercise of the Option.*   Each award agreement specifies the term of the option and the date when the option is to become exercisable. The terms of such vesting are determined by the Administrator. An option is exercised by giving written notice of exercise to us, specifying the number of full shares of common stock to be purchased and by tendering full payment of the purchase price to us.

(c) *Form of Consideration.*   The consideration to be paid for the shares of common stock issued upon exercise of an option is determined by the Administrator and set forth in the award agreement. Such form of consideration may vary for each option, and may consist of any combination of cash, cashless exercise, and as permitted by the Administrator, promissory note, other shares of our common stock, or any other legally permissible form of consideration as may be provided in the Stock Incentive Plan and the Award Agreement.

(d) *Value Limitation.*   If the aggregate fair market value of all shares of common stock subject to a grantee's incentive stock option which are exercisable for the first time during any calendar year exceeds $100,000, the excess options shall be treated as nonqualified options.

(e) *Other Provisions.*   The award agreement may contain such other terms, provisions and conditions not inconsistent with the Stock Incentive Plan as may be determined by the Administrator. Shares of common stock covered by options which have terminated and which were not exercised prior to termination will be returned to the Stock Incentive Plan.

Stock Appreciation Rights.

The Administrator may grant stock appreciation rights in tandem with an option or alone and unrelated to an option. Tandem stock appreciation rights shall expire no later than the expiration of the related option. Stock appreciation rights may be exercised by the delivery to us of a written notice of exercise. The exercise of a stock appreciation right will entitle the grantee to receive the excess of the fair market value of a share of common stock on the exercise date over the exercise price for each share of common stock with respect to which the stock appreciation right is exercised. Payment upon exercise of a stock appreciation right will be in shares of common stock. No employee shall be granted, in any fiscal year, stock appreciation rights with respect to more than 20,000,000 shares of common stock.

Restricted Stock Awards.

The Administrator may grant awards of restricted shares of common stock in such amount and upon such terms and conditions as the Administrator specifies in the award agreement. The Administrator may or may not grant awards of performance-based restricted stock. Only the compensation committee of the Board of Directors may serve as the Administrator with respect to awards of performance-based restricted stock.

Restricted Stock Other Than Performance-Based Restricted Stock.

Restricted stock other than performance-based restricted stock may be granted to employees and consultants and may be subject to one or more contractual restrictions applicable generally or to a grantee in particular, as established at the time of grant and as set forth in the related restricted stock agreement. The restricted stock agreement sets forth the conditions, if any, which will need to be satisfied before the grant will be effective and the conditions, if any, under which the grantee's interest in the restricted shares will be forfeited. As soon as practicable after a grant has become effective, the shares will be registered to or for the benefit of the grantee, but subject to any forfeiture conditions established by the Administrator. The restricted stock agreement states whether the grantee has the right to receive any cash dividends paid with respect to the restricted shares. If the grantee has no right to receive cash dividends, the Award Agreement may give the grantee the right to receive a cash payment in the future in lieu of the dividend payments, provided certain conditions are met. Common share dividends declared on the restricted shares after grant but before the shares are forfeited or become nonforfeitable are treated as part of the grant of the related restricted shares. A grantee has the right to vote the restricted shares after grant until they are forfeited or become nonforfeitable.

Restricted shares may vest in installments or in lump sum amounts upon satisfaction of the stipulated conditions. If the restrictions are not satisfied, the shares are forfeited and again become available under the Stock Incentive Plan.

In the case of restricted stock grants that vest only on the satisfaction of performance objectives, the Administrator determines the performance objectives to be used in connection with restricted stock awards and the extent to which such objectives have been met. Performance objectives may vary from participant to participant and between groups of participants and shall be based upon such performance factors and criteria as the Administrator in its sole discretion selects.

Performance-Based Restricted Stock.

The Administrator may make grants of performance-based restricted stock to employees and consultants. The Administrator has absolute discretion to establish the performance criteria that will be applicable to each grant and to determine the percentage of shares that will be granted upon various levels of attainment of the performance criteria. To comply with Section 162(m) of the Code, the establishment of the performance criteria and the determination of the grant formula must be made at the time of grant, but in no event later than 90 days after the commencement of the performance measurement period. The Administrator can select the performance criteria that will be applicable to a grant of performance-based restricted shares from the following list: (1) stock price; (2) average annual growth in earnings per share; (3) increase in stockholder value; (4) earnings per share; (5) net income; (6) return on assets; (7) return on stockholders' equity; (8) increase in cash flow; (9) operating profit or operating margins; (10) our revenue growth; or (11) operating expenses.

The related performance-based restricted stock agreement sets forth the applicable performance criteria and the deadline for satisfying the performance criteria. No grant of performance-based restricted shares is effective until the Administrator certifies that the applicable conditions (including performance criteria) have been timely satisfied.

The Administrator may also make grants of performance-based restricted stock subject to one or more objective employment, performance or other forfeiture conditions applicable generally or to a grantee in particular, as established by the Administrator at the time of grant and as set forth in the related performance-based restricted stock agreement. The performance-based restricted stock agreement sets forth the conditions, if any, under which the grantee's interest in the performance-based restricted shares will be forfeited. If the grant or forfeiture conditions with respect to performance-based restricted shares are not satisfied, the shares are forfeited and again become available under the Stock Incentive Plan.

As soon as practicable after a grant has become effective, the shares are registered to or for the benefit of the grantee, but subject to any forfeiture conditions established by the Administrator. The performance-based restricted stock agreement states whether the grantee has the right to receive any cash dividends paid with respect to the performance-based restricted shares. If the grantee has no right to receive cash dividends, the agreement may give the grantee the right to receive a cash payment in the future in lieu of the dividend payments, provided certain conditions are met. Common share dividends declared on the performance-based restricted shares after grant but before the shares are forfeited or become nonforfeitable are treated as part of the grant of the related restricted shares. A grantee has the right to vote the performance-based restricted shares after grant until they are forfeited or become nonforfeitable.

No more than 20,000,000 performance-based restricted shares may be granted to a grantee in any calendar year.

Performance Units and Performance Shares.

The Administrator may grant awards of performance units and performance shares in such amounts and upon such terms and conditions, including the performance goals and the performance period, as the Administrator specifies in the award agreement. The Administrator will establish an initial value for each performance unit on the date of grant.

The initial value of a performance share will be the fair market value of a share of common stock on the date of grant. Payment of earned performance units or performance shares will occur following the close of the applicable performance period and in the form of cash, shares of common stock or a combination of cash and shares of common stock.

Cash Awards.

The Administrator may grant cash awards to a grantee. The amount of any cash award in any fiscal year of the Company will not exceed the greater of $300,000 or 100% of the grantee's cash compensation for such fiscal year. The Administrator may grant cash awards intended to be performance-based, using the same criteria applicable to performance-based restricted stock.

Other Stock Based Awards.

The Administrator may grant other stock-based awards in such amount and upon such terms and conditions as determined by the Administrator. Such awards many include the grant of shares of common stock based on certain conditions, the payment of cash based on the performance of our common stock and the grant of securities convertible into shares of common stock.

Adjustment upon Changes in Capitalization.

In the event of changes in our outstanding stock because of any stock splits, reverse stock splits, stock dividends, combination or reclassification or other change in the number of shares effected without our receipt of consideration, an appropriate adjustment shall be made by the Board of Directors in: (i) the number of shares of common stock subject to the Stock Incentive Plan; (ii) the number and class of shares of common stock subject to any award outstanding under the Stock Incentive Plan; and (iii) the exercise price of any such outstanding award. The determination of the Board of Directors as to which adjustments shall be made shall be conclusive.

Change in Control.

In the event of a Change in Control, each outstanding award not yet fully exercisable and vested on the date of such transaction shall become fully exercisable and vested on the date of such transaction in most cases. Generally, a Change in Control means the acquisition by any person, of 50 percent or more of our combined voting power then outstanding securities, the approval by our stockholders of a merger or consolidation of us, the effective date of a complete liquidation of us, or consummation of an agreement for the sale of substantially all of our assets. In the event of a Change in Control, in addition to the above, the Administrator, in its sole discretion, may take any of the following actions, in its sole discretion: (a) provide for the purchase of any award for an amount of cash equal to the amount which could have been attained upon the exercise or realization of such award; (b) make such adjustment to the awards then outstanding as the Administrator deems appropriate to reflect such transaction or change; and/or (c) provide that each outstanding award shall be assumed or substituted by any successor corporation.

Amendment and Termination of the Stock Incentive Plan.

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1947560.1

The Board of Directors may at any time amend, alter, suspend or terminate the Stock Incentive Plan. We must obtain stockholder approval of any amendment to the Stock Incentive Plan in such a manner and to such a degree as is necessary and desirable to comply with Rule 16b-3 of the Exchange Act or Section 422 or Section 162(m) of the Code (or any other applicable law or regulation, including the requirements of any exchange or quotation system on which our common stock is listed or quoted). No amendment or termination of the Stock Incentive Plan will impair the rights of any grantee, unless mutually otherwise agreed between the grantee and us, which agreement must be in writing and signed by the grantee and us. In any event, the Stock Incentive Plan shall terminate on November 1, 2030. Any awards outstanding under the Stock Incentive Plan at the time of its termination shall remain outstanding until they expire by their terms.

Federal Income Tax Consequences

As previously stated, pursuant to the Stock Incentive Plan, we may grant either "incentive stock options," as defined in Section 422 of the Code, nonqualified options, restricted stock, stock appreciation rights, stock awards, performance units, performance shares, cash awards or other stock based awards.

An optionee who receives an incentive stock option grant will not recognize any taxable income either at the time of grant or exercise of the option, although the exercise may subject the optionee to the alternative minimum tax.

Upon the sale or other disposition of the shares more than two years after the grant of the option and one year after the exercise of the option, any gain or loss will be treated as a long-term or short-term capital gain or loss, depending upon the holding period. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or disposition equal to the difference between the exercise price and the lower of (a) the fair market value of the shares at the date of the option exercise or (b) the sale price of the shares. We will be entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as long-term or short-term capital gain or loss, depending on the holding period.

All options that do not qualify as incentive stock options are referred to as nonqualified options. An optionee will not recognize any taxable income at the time he or she receives a nonqualified option grant. However, upon exercise of the nonqualified option, the optionee will recognize ordinary taxable income generally measured as the excess of the fair market value of the shares purchased on the date of exercise over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also our employee will be subject to withholding tax. Upon the sale of such shares by the optionee, any difference between the sale price and the fair market value of the shares on the date of exercise of the option will be treated as long-term or short-term capital gain or loss, depending on the holding period. We will be entitled to a tax deduction in the same amount as the ordinary income recognized by the optionee with respect to shares acquired upon exercise of a nonqualified option.

With respect to stock awards, stock appreciation rights, performance units and performance shares that may be settled either in cash or in shares of common stock that are either transferable or not subject to a substantial risk of forfeiture under Section 83 of the Code, the grantee will realize ordinary taxable income, subject to tax withholding, equal to the amount of the cash or the fair market value of the shares of common stock received. We will be entitled to a deduction in the same amount and at the same time as the compensation income is received by the participant.

With respect to shares of common stock that are both nontransferable and subject to a substantial risk of forfeiture the participant will realize ordinary taxable income equal to the fair market value of the shares of common stock at the first time the shares of common stock are either transferable or not subject to a substantial risk of forfeiture. We will be entitled to a deduction in the same amount and at the same time as the ordinary taxable income is realized by the grantee.

At the discretion of the Administrator, the Stock Incentive Plan allows a participant to satisfy tax withholding requirements under federal and state tax laws in connection with the exercise or receipt of an award by electing to have Shares withheld, and/or delivering to us already-owned Shares.

We will be entitled to a tax deduction for performance-based compensation in connection with an award only in an amount equal to the ordinary income realized by the participant and at the time the participant recognizes such income, and if applicable withholding requirements are met. In addition, Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to our chief executive officer and to each of our three other most highly compensated executive officers. The general rule is that annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, we can preserve the deductibility of certain compensation in excess of $1,000,000 if it complies with certain conditions imposed by rules under Code Section 162(m) (including the establishment of a maximum number of shares with respect to which awards may be granted to any one employee during one year) and if the material terms of such compensation are disclosed to and approved by our stockholders. We have structured the Stock Incentive Plan with the intention that compensation resulting from awards under the Stock Incentive Plan can qualify as "performance-based compensation" and, if so qualified, would be deductible. Such continued treatment is subject to, among other things, approval of the Stock Incentive Plan by our stockholders; accordingly we are seeking such approval.

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The foregoing is only a summary of the effect of federal income taxation upon the grantee and us with respect to the grant and exercise of awards under the Stock Incentive Plan, does not purport to be complete, and does not discuss the tax consequences of the grantee's death or the income tax laws of any municipality, state or foreign country in which a grantee may reside.

Plan Benefits under the Stock Incentive Plan

Because future awards under the Stock Incentive Plan will be granted in the discretion of the compensation committee, the type, number, recipients, and other terms of such awards cannot be determined this time. Information regarding our recent practices with respect to incentive awards and stock-based compensation under existing plans is presented in the "Summary Compensation Table" and the "Outstanding Equity Awards as of December 31, 2014," table elsewhere in this information statement, and in our financial statements for the fiscal year ended December 31, 2014, that accompanies this information statement.

If stockholders decline to approve the amended and restated Stock Incentive Plan, awards may continue to be granted under the existing Stock Incentive Plan and our other compensation plans.

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OTHER MATTERS

Multiple Stockholders Sharing the Same Address. Regulations regarding the delivery of copies of information materials and annual reports to stockholders permit us, banks, brokerage firms and other nominees to send one annual report and information statement to multiple stockholders who share the same address under certain circumstances, unless contrary instructions are received from stockholders. This practice is known as "householding." Stockholders who hold their shares through a bank, broker or other nominee may have consented to reducing the number of copies of materials delivered to their address. In the event that a stockholder wishes to request delivery of a single copy of annual reports or information statements or to revoke a "householding" consent previously provided to a bank, broker or other nominee, the stockholder must contact the bank, broker or other nominee, as applicable, to revoke such consent. In any event, if a stockholder wishes to receive a separate information statement for the 2015 Annual Meeting of Stockholders or a 2014 Annual Report, the stockholder may receive printed copies by contacting PositiveID Corporation, Attention: Allison Tomek, Investor Relations, 1690 S. Congress Ave., Suite 201, Delray Beach, Florida 33445 by mail.

Any stockholders of record sharing an address who now receive multiple copies of our annual reports and information statements and who wish to receive only one copy of these materials per household in the future should also contact us by mail or telephone as instructed above. Any stockholders sharing an address whose shares of common stock are held by a bank, broker or other nominee who now receive multiple copies of our annual reports and information statements, and who wish to receive only one copy of these materials per household, should contact the bank, broker or other nominee to request that only one set of these materials be delivered in the future.

The Information Statement has been approved by our Board of Directors and is being mailed and delivered to stockholders by its authority.

WILLIAM J. CARAGOL



Chief Executive Officer
Delray Beach, Florida
[•], 2015

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FORM OF SEVENTH CERTIFICATE OF AMENDMENT
OF
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION,
AS PREVIOUSLY AMENDED,
OF
POSITIVEID CORPORATION

PositiveID Corporation, a corporation organized and existing under and by virtue of the Delaware General Corporation Law, through its duly authorized officer and by authority of its Board of Directors, does hereby certify that:

1.   The name of the corporation (hereinafter called the "Corporation") is PositiveID Corporation, formerly known as VeriChip Corporation. The date of filing of the Corporation's original Certificate of Incorporation with the Secretary of State of the State of Delaware was November 29, 2001.

2.   The Board of Directors of the Corporation duly adopted resolutions setting forth proposed amendments (the "Certificate of Amendment") to the Second Amended and Restated Certificate of Incorporation, as previously amended (the "Certificate of Incorporation"), declaring said amendments to be advisable and directing that said amendments be submitted to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation be amended by changing the first paragraph of Article numbered "IV" so that, as amended, said paragraph shall be and read as follows:

"The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 3,900,000,000 shares, consisting of 3,895,000,000 shares of common stock, par value $0.01 per share (the " ***Common Stock*** "), and 5,000,000 shares of preferred stock, par value $0.01 per shares (the " ***Preferred Stock*** ")."

3. The stockholders of the Corporation, in accordance with Section 228 of the General Corporation Law of the State of Delaware, by written consent of the holders of the number of shares of voting stock required to approve the action at a meeting, approved the amendment.

4. The foregoing Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

NOW, THEREFORE, the Corporation has caused this Certificate of Amendment to be signed this _____ day of _____, 2015.


POSITIVEID CORPORATION

By: _____
Name: _____
Title: _____


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POSITIVEID CORPORATION
2015 STOCK INCENTIVE PLAN

1. *Purposes of the Plan.*   The purposes of this Stock Incentive Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the long-term success of the Company's business and to link participants' directly to stockholder interests through increased stock ownership. Awards granted under the Plan may be Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Performance Units, Performance Shares, Cash Awards and Other Stock Based Awards.

2. *Definitions.*   As used herein, the following definitions shall apply:

(a) *"Administrator"* means the Board or any Committee or Officer as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) *"Affiliate"* means a Parent, a Subsidiary, an entity that is not a Parent or Subsidiary but which has a direct or indirect ownership interest in the Company or in which the Company has a direct or indirect ownership interest, an entity that is a customer or supplier of the Company, an entity that renders services to the Company, or an entity that has an ownership or business affiliation with any entity previously described in this Section 2(b).

(c) *"Applicable Law"* means the legal requirements relating to the administration of the Plan under applicable federal, state, local and foreign corporate, tax and securities laws, and the rules and requirements of any stock exchange or quotation system on which the Common Stock is listed or quoted.

(d) *"Award"* means an Option, Stock Appreciation Right, Restricted Stock Award, Performance Unit or Performance Share, Cash Award or Other Stock Based Award granted under the Plan.

(e) *"Award Agreement"* means the agreement, notice and/or terms or conditions by which an Award is evidenced, documented in such form (including by electronic communication) as may be approved by the Administrator.

(f) *"Board"* means the Board of Directors of the Company.

(g) *"Cash Award"* means an award payable in the form of cash.

(h) *"Change in Control"* means the happening of any of the following:

(i) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" as such term is used in Section 13(d) and 14(d) of the Exchange Act (other than any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities entitled generally to vote in the election of the Board (other than the occurrence of any contingency);

(ii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation or entity, which is consummated, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iii) the effective date of a complete liquidation of the Company or the consummation of an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, which in both cases are approved by the stockholders of the Company as may be required by law.

(i) *"Code"* means the Internal Revenue Code of 1986, as amended.

(j) *"Committee"* means a committee appointed by the Board in accordance with Section 4 of the Plan.

(k) *"Compensation Committee"* means the Compensation Committee of the Board.

(l) *"Common Stock"* means the common stock, $.01 par value, of the Company.

(m) *"Company"* means PositiveID Corporation.

(n) *"Consultant"* means any person, including an advisor, engaged by the Company or an Affiliate and who is compensated for such services, including without limitation non-Employee Directors. In addition, as used herein, "consulting relationship" shall be deemed to include service by a non-Employee Director as such.

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(o) *"Continuous Status as an Employee or Consultant"* means that the employment or consulting relationship is not interrupted or terminated by the Company or Affiliate, as applicable. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of (i) any leave of absence approved in writing by the Board, an Officer, or a person designated in writing by the Board or an Officer as authorized to approve a leave of absence, including sick leave, military leave, or any other personal leave; provided, however, that for purposes of Incentive Stock Options, any such leave may not exceed 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract (including certain Company policies) or statute, or (ii) transfers between locations of the Company or between the Company, a Parent, a Subsidiary or successor of the Company; or (iii) a change in the status of the Grantee from Employee to Consultant or from Consultant to Employee.

(p) *"Covered Stock"* means the Common Stock subject to an Award.

(q) *"Date of Grant"* means the date on which the Administrator makes the determination granting the Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Grantee within a reasonable time after the Date of Grant.

(r) *"Date of Termination"* means the date on which a Grantee's Continuous Status as an Employee or Consultant terminates.

(s) *"Director"* means a member of the Board or a member of the Board of Directors of a Parent or Subsidiary.

(t) *"Disability"* means total and permanent disability as defined in Section 22(e)(3) of the Code.

(u) *"Employee"* means any person, including Officers and Directors, employed by the Company or any Affiliate. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(v) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(w) *"Fair Market Value"* means the value of a share of Common Stock. If the Common Stock is actively traded on any national securities exchange, including, but not limited to, the NASDAQ Stock Market or the New York Stock Exchange, Fair Market Value shall mean the closing price at which sales of Common Stock shall have been sold on the date of determination, as reported by any such exchange selected by the Administrator on which the shares of Common Stock are then traded. If the shares of Common Stock are not actively traded on any such exchange, Fair Market Value shall mean the arithmetic mean of the bid and asked prices for the shares of Common Stock on the most recent trading date within a reasonable period prior to the determination date as reported by such exchange. If there are no bid and asked prices within a reasonable period or if the shares of Common Stock are not traded on any exchange as of the determination date, Fair Market Value shall mean the fair market value of a share of Common Stock as determined by the Administrator taking into account such facts and circumstances deemed to be material by the Administrator to the value of the Common Stock in the hands of the Grantee; provided that, for purposes of granting awards other than Incentive Stock Options, Fair Market Value of a share of Common Stock may be determined by the Administrator by reference to the average market value determined over a period certain or as of specified dates, to a tender offer price for the shares of Common Stock (if settlement of an award is triggered by such an event) or to any other reasonable measure of fair market value and provided further that, for purposes of granting Incentive Stock Options, Fair Market Value of a share of Common Stock shall be determined in accordance with the valuation principles described in the regulations promulgated under Code Section 422.

(x) *"Grantee"* means an individual who has been granted an Award.

(y) *"Incentive Stock Option"* means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(z) *"Nonqualified Stock Option"* means an Option not intended to qualify as an Incentive Stock Option.

(aa) *"Officer"* means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb) *"Option"* means a stock option granted under the Plan.

(cc) *"Other Stock Based Award"* means an award that is valued in whole or in part by reference to, or is otherwise based on, Common Stock.

(dd) *"Parent"* means a corporation, whether now or hereafter existing, in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company holds at least 50 percent of the voting shares of one of the other corporations in such chain.

(ee) *"Performance Based Compensation"* means compensation which meets the requirements of Section 162(m)(4)(C) of the Code.

(ff) *"Performance Based Restricted Stock"* means an Award of Restricted Stock which meets the requirements of Section 162(m)(4)(C) of the Code, as described in Section 8(b) of the Plan.

(gg) *"Performance Period"* means the time period during which the performance goals established by the Administrator with respect to a Performance Unit or Performance Share, pursuant to Section 9 of the Plan, must be met.

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(hh) *"Performance Share"* has the meaning set forth in Section 9 of the Plan.

(ii) *"Performance Unit"* has the meaning set forth in Section 9 of the Plan.

(jj) *"Plan"* means this PositiveID Corporation 2015 Stock Incentive Plan.

(kk) *"Restricted Stock Award"* means Shares that are awarded to a Grantee pursuant to Section 8 of the Plan.

(ll) *"Rule 16b-3"* means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(mm) *"Share"* means a share of the Common Stock, as adjusted in accordance with Section 13 of the Plan.

(nn) *"Stock Appreciation Right"* or " *SAR"* means the right to receive an amount equal to the appreciation, if any, in the Fair Market Value of a Share from the date of the grant of the right to the date of its payment, as set forth in Section 7 of the Plan.

(oo) *"Subsidiary"* means a corporation, domestic or foreign, of which not less than 50 percent of the voting shares are held by the Company or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary.

3. *Stock Subject to the Plan.* Subject to the provisions of Section 13 of the Plan and except as otherwise provided in this Section 3, the maximum aggregate number of Shares that may be subject to Awards under the Plan since the Plan became effective is 80,000,000 Shares, of which 80,000,000 can be issued as Incentive Stock Options. The Shares may be authorized, but unissued, or reacquired Common Stock. If an Award expires or becomes unexercisable without having been exercised in full the remaining Shares that were subject to the Award shall become available for future Awards under the Plan (unless the Plan has terminated). With respect to Options and Stock Appreciation Rights, if the payment upon exercise of an Option or SAR is in the form of Shares, the Shares subject to the Option or SAR shall be counted against the available Shares as one Share for every Share subject to the Option or SAR, regardless of the number of Shares used to settle the SAR upon exercise.

4. *Administration of the Plan.*

(a) *Procedure*.

(i) *Multiple Administrative Bodies.* The Plan may be administered by different bodies with respect to different groups of Employees and Consultants, provided however, that the administrative authority set forth in items (vii), (viii), (ix), (xii), (xiii), (xiv), (xv), and (xvi) of Section 4(b) below shall be exercised only by the Compensation Committee. Except as provided below, the Plan shall be administered by (A) the Board or (B) a committee designated by the Board and constituted to satisfy Applicable Law.

(ii) *Rule 16b-3.* To the extent the Board or the Compensation Committee considers it desirable for transactions relating to Awards to be eligible to qualify for an exemption under Rule 16b-3, the transactions contemplated under the Plan shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii) *Section 162(m) of the Code.* To the extent the Board or the Compensation Committee considers it desirable for compensation delivered pursuant to Awards to be eligible to qualify for an exemption from the limit on tax deductibility of compensation under Section 162(m) of the Code, the transactions contemplated under the Plan shall be structured to satisfy the requirements for exemption under Section 162(m) of the Code.

(iv) *Authorization of Officers to Grant Options.* In accordance with Applicable Law, the Board may, by a resolution adopted by the Board, authorize one or more Officers to designate Officers and Employees (excluding the

Officer so authorized) to be Grantees of Options and determine the number of Options to be granted to such Officers and Employees; provided, however, that the resolution adopted by the Board so authorizing such Officer or Officers shall specify the total number and the terms (including the exercise price, which may include a formula by which such price may be determined) of Options such Officer or Officers may so grant.

(b) *Powers of the Administrator.*   Subject to the provisions of the Plan, and in the case of a Committee or an Officer, subject to the specific duties delegated by the Board to such Committee or Officer, the Administrator shall have the authority, in its sole and absolute discretion:

(i) to determine the Fair Market Value of the Common Stock, in accordance with Section 2(w) of the Plan;

(ii) to select the Grantees to whom Awards will be granted under the Plan;

(iii) to determine whether, when, to what extent and in what types and amounts Awards are granted under the Plan;

(iv) to determine the number of shares of Common Stock to be covered by each Award granted under the Plan;

(v) to determine the forms of Award Agreements, which need not be the same for each grant or for each Grantee, and which may be delivered electronically, for use under the Plan;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted under the Plan. Such terms and conditions, which need not be the same for each grant or for each Grantee, include, but are not limited to, the exercise price, the time or times when Options and SARs may be exercised (which may be based on performance criteria), the extent to which vesting is suspended during a leave of absence, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the shares of Common Stock relating thereto, based in each case on such factors as the Administrator shall determine;

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(vii) to construe and interpret the terms of the Plan and Awards;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including, without limiting the generality of the foregoing, rules and regulations relating to the operation and administration of the Plan to accommodate the specific requirements of local and foreign laws and procedures;

(ix) to modify or amend each Award (subject to Section 15 of the Plan). However, the Administrator may not modify or amend any outstanding Option or SAR to reduce the exercise price of such Option or SAR, as applicable, below the exercise price as of the Date of Grant of such Option or SAR. In addition, no Option or SAR may be granted in exchange for, or in connection with, the cancellation or surrender of an Option or SAR or other Award having a lower exercise price;

(x) to authorize any person to execute on behalf of the Company any instrument required to ~~effect~~affect the grant of an Award previously granted by the Administrator;

(xi) to determine the terms and restrictions applicable to Awards;

(xii) to make such adjustments or modifications to Awards granted to Grantees who are Employees of foreign Subsidiaries as are advisable to fulfill the purposes of the Plan or to comply with Applicable Law;

(xiii) to delegate its duties and responsibilities under the Plan with respect to sub-plans applicable to foreign Subsidiaries, except its duties and responsibilities with respect to Employees who are also Officers or Directors subject to Section 16(b) of the Exchange Act;

(xiv) to provide any notice or other communication required or permitted by the Plan in either written or electronic form;

(xv) to correct any defect or supply any omission, or reconcile any inconsistency in the Plan, or in any Award Agreement, in the manner and to the extent it shall deem necessary or expedient to make the Plan fully effective; and

(xvi) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) *Effect of Administrator's Decision.* The Administrator's decisions, determinations and interpretations shall be final and binding on all Grantees and any other holders of Awards.

5. *Eligibility and General Conditions of Awards.*

(a) *Eligibility.* Awards other than Incentive Stock Options may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees. If otherwise eligible, an Employee or Consultant who has been granted an Award may be granted additional Awards.

(b) *Maximum Term.* Subject to the following provision, the term during which an Award may be outstanding shall not extend more than ten years after the Date of Grant, and shall be subject to earlier termination as specified elsewhere in the Plan or Award Agreement.

(c) *Award Agreement.* To the extent not set forth in the Plan, the terms and conditions of each Award, which need not be the same for each grant or for each Grantee, shall be set forth in an Award Agreement. The Administrator, in its sole and absolute discretion, may require as a condition to any Award Agreement's effectiveness that the Award Agreement be executed by the Grantee, including by electronic signature or other electronic indication of acceptance, and that the Grantee agree to such further terms and conditions as specified in the Award Agreement. Except as otherwise provided in an Agreement, all capitalized terms used in the Agreement shall have the same meaning as in the Plan and the Agreement shall be subject to all of the terms of the Plan.

(d) *Termination of Employment or Consulting Relationship.* In the event that a Grantee's Continuous Status as an Employee or Consultant terminates (other than upon the Grantee's Retirement (defined below), death, Disability, or Termination by Employer Not for Cause (defined below)), then, unless otherwise provided by the Award Agreement, and subject to Section 13 of the Plan:

(i) the Grantee may exercise his or her unexercised Option or SAR, but only within such period of time as is determined by the Administrator, and only to the extent that the Grantee was entitled to exercise it at the Date of Termination (but in no event later than the expiration of the term of such Option or SAR as set forth in the Award Agreement). In the case of an Incentive Stock Option, the Administrator shall determine such period of time (in no event to exceed three months from the Date of Termination) when the Option is granted. If, at the Date of Termination, the Grantee is not entitled to exercise his or her entire Option or SAR, the Shares covered by the unexercisable portion of the Option or SAR shall revert to the Plan. If, after the Date of Termination, the Grantee does not exercise his or her Option or SAR within the time specified by the Administrator, the Option or SAR shall terminate, and the Shares covered by such Option or SAR shall revert to the Plan;

(ii) the Grantee's Restricted Stock Awards, to the extent forfeitable immediately before the Date of Termination, shall thereupon automatically be forfeited;

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(iii) the Grantee's Restricted Stock Awards that were not forfeitable immediately before the Date of Termination shall promptly be settled by delivery to the Grantee of a number of unrestricted Shares equal to the aggregate number of the Grantee's vested Restricted Stock Awards; and

(iv) any Performance Shares or Performance Units with respect to which the Performance Period has not ended as of the Date of Termination shall terminate immediately upon the Date of Termination.

(e) *Disability of Grantee.*   In the event that a Grantee's Continuous Status as an Employee or Consultant terminates as a result of the Grantee's Disability, then, unless otherwise provided by the Award Agreement, such termination shall have no effect on the Grantee's outstanding Awards. The Grantee's Awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an Incentive Stock Option, any option not exercised within 12 months of the date of termination of the Grantee's Continuous Status as an Employee or Consultant due to Disability will be treated as a Nonqualified Stock Option.

(f) *Death of Grantee.*   In the event of the death of a Grantee, then, unless otherwise provided by the Award Agreement, such termination shall have no effect on Grantee's outstanding Awards. The Grantee's Awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an Incentive Stock Option, any option not exercised within 12 months of the date of termination of Grantee's Continuous Status as an Employee or Consultant due to death will be treated as a Nonqualified Stock Option.

(g) *Retirement of Grantee.*   Except as otherwise provided in Section 5(g)(i) below, in the event that a Grantee's Continuous Status as an Employee or Consultant terminates after the Grantee's attainment of age 65 (hereinafter, "Retirement"), then, unless otherwise provided by the Award Agreement, such termination shall have no effect on Grantee's outstanding Awards. The Grantee's Awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an Incentive Stock Option, any option not exercised within 3 months of the termination of Grantee's Continuous Status as an Employee or Consultant due to Retirement will be treated as a Nonqualified Stock Option.

(h) *Termination by Employer Not for Cause.*   In the event that a Grantee's Continuous Status as an Employee or Consultant is terminated by the Employer without Cause (hereinafter, "Termination by Employer Not for Cause"), then, unless otherwise provided by the Award Agreement, such termination shall have no effect on Grantee's outstanding Awards. Grantee's Awards shall continue to vest and remain outstanding and exercisable until they expire by their terms. In the case of an Incentive Stock Option, any option not exercised within 3 months of the date of will be treated as a Nonqualified Stock Option. In the case of a Grantee who is a Director, the Grantee's service as a Director shall be deemed to have been terminated without Cause if the Participant ceases to serve in such a position solely due to the failure to be reelected or reappointed, as the case may be, and such failure is not a result of an act or omission which would constitute Cause.

(i) *Termination for Cause.*   Notwithstanding anything herein to the contrary, if a Grantee is an Employee of the Company and is "Terminated for Cause", as defined herein below, or violates any of the terms of their employment after they have become vested in any of their rights herein, the Grantee's full interest in such rights shall terminate on the date of such termination of employment and all rights thereunder shall cease. Whether a Participant's employment is Terminated for Cause shall be determined by the Board. Cause shall mean gross negligence, willful misconduct, flagrant or repeated violations of the Company's policies, rules or ethics, a material breach by the Grantee of any employment agreement between the Grantee and the Company, intoxication, substance abuse, sexual or other unlawful harassment, disclosure of confidential or proprietary information, engaging in a business competitive with the Company, or dishonest, illegal or immoral conduct.

(j) *Nontransferability of Awards.*

(i) Except as provided in Section 5(j)(iii) below, each Award, and each right under any Award, shall be exercisable only by the Grantee during the Grantee's lifetime, or, if permissible under Applicable Law, by the Grantee's guardian or legal representative.

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(ii) Except as provided in Section 5(j)(iii) below, no Award (prior to the time, if applicable, Shares are issued in respect of such Award), and no right under any Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Grantee otherwise than by will or by the laws of descent and distribution (or in the case of Restricted Stock Awards, to the Company) and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(iii) To the extent and in the manner permitted by Applicable Law, and to the extent and in the manner permitted by the Administrator, and subject to such terms and conditions as may be prescribed by the Administrator, a Grantee may transfer an Award to:

(A) a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Grantee (including adoptive relationships);

(B) any person sharing the employee's household (other than a tenant or employee);

(C) a trust in which persons described in (A) and (B) have more than 50 percent of the beneficial interest;

(D) a foundation in which persons described in (A) or (B) or the Grantee control the management of assets; or

34

(E) any other entity in which the persons described in (A) or (B) or the Grantee own more than 50 percent of the voting interests; provided such transfer is not for value. The following shall not be considered transfers for value: a transfer under a domestic relations order in settlement of marital property rights, and a transfer to an entity in which more than 50 percent of the voting interests are owned by persons described in (A) above or the Grantee, in exchange for an interest in such entity.

6. *Stock Options.*

(a) *Limitations.*

(i) Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. Any Option designated as an Incentive Stock Option:

(A) shall not have an aggregate Fair Market Value (determined for each Incentive Stock Option at the Date of Grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by the Grantee during any calendar year (under the Plan and any other employee stock option plan of the Company or any Parent or Subsidiary ("Other Plans")), determined in accordance with the provisions of Section 422 of the Code, that exceeds $100,000 (the "$100,000 Limit");

(B) shall, if the aggregate Fair Market Value of Shares (determined on the Date of Grant) with respect to the portion of such grant that is exercisable for the first time during any calendar year ("Current Grant") and all Incentive Stock Options previously granted under the Plan and any Other Plans that are exercisable for the first time during a calendar year ("Prior Grants") would exceed the $100,000 Limit, be exercisable as follows:

(1) The portion of the Current Grant that would, when added to any Prior Grants, be exercisable with respect to Shares that would have an aggregate Fair Market Value (determined as of the respective Date of Grant for such Options) in excess of the $100,000 Limit shall, notwithstanding the terms of the Current Grant, be exercisable for the first time by the Grantee in the first subsequent calendar year or years in which it could be exercisable for the first time by the Grantee when added to all Prior Grants without exceeding the $100,000 Limit; and (2) If, viewed as of the date of the Current Grant, any portion of a Current Grant could not be exercised under the preceding provisions of this Section 6(a)(i)(B) during any calendar year commencing with the calendar year in which it is first exercisable through and including the last calendar year in which it may by its terms be exercised, such portion of the Current Grant shall not be an Incentive Stock Option, but shall be exercisable as a separate Option at such date or dates as are provided in the Current Grant.

(ii) No Employee shall be granted, in any fiscal year of the Company, Options to purchase more than 20,000,000 Shares. The limitation described in this Section 6(a)(ii) shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 13 of the Plan. If an Option is canceled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 13 of the Plan), the canceled Option will be counted against the limitation described in this Section 6(a)(ii).

(b) *Term of Option.* The term of each Option shall be stated in the Award Agreement; provided, however, that the term shall be 10 years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10 percent of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c) *Option Exercise Price and Consideration.*

(i) *Exercise Price.* The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator and, except as otherwise provided in this Section 6(c)(i), shall be no less than 100 percent of the Fair Market Value per Share on the Date of Grant.

(A) In the case of an Incentive Stock Option granted to an Employee who on the Date of Grant owns stock representing more than 10 percent of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110 percent of the Fair Market Value per Share on the Date of Grant.

(B) Any Option that is (1) granted to a Grantee in connection with the acquisition ("Acquisition"), however effected, by the Company of another corporation or entity ("Acquired Entity") or the assets thereof, (2) associated with an option to purchase shares of stock or other equity interest of the Acquired Entity or an affiliate thereof ("Acquired Entity Option") held by such Grantee immediately prior to such Acquisition, and (3) intended to preserve for the Grantee the economic value of all or a portion of such Acquired Entity Option, may be granted with such exercise price as the Administrator determines to be necessary to achieve such preservation of economic value.

(d) *Waiting Period and Exercise Dates.* At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions that must be satisfied before the Option may be exercised. An Option shall be exercisable only to the extent that it is vested according to the terms of the Award Agreement.

(e) *Form of Consideration.* The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. The acceptable form of consideration may consist of any combination of the following: cash; pursuant to procedures approved by the Administrator, through the sale of the Shares acquired on exercise of the Option through a broker-dealer to whom the Grantee has submitted an irrevocable notice of exercise and irrevocable instructions to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay the exercise price, together with, if requested by the Company, the amount of federal, state, local or foreign withholding taxes payable by the Grantee by reason of such exercise (a "cashless exercise") or; subject to the approval of the Administrator:

(i) by the surrender of all or part of an Award (including the Award being exercised);

(ii) by the tender to the Company of Shares owned by the Grantee and registered in his name having a Fair Market Value equal to the amount due to the Company;

(iii) in other property, rights and credits deemed acceptable by the Administrator, including the Participant's promissory note; or

(iv) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Law and deemed acceptable by the Administrator.

(f) *Exercise of Option.*

(i) *Procedure for Exercise; Rights as a Stockholder.*

(A) Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement.

(B) An Option may not be exercised for a fraction of a Share.

(C) An Option shall be deemed exercised when the Company receives:

(1) written or electronic notice of exercise (in accordance with the Award Agreement and any action taken by the Administrator pursuant to Section 4(b) of the Plan or otherwise) from the person entitled to exercise the Option, and

(2) full payment for the Shares with respect to which the Option is exercised.

(D) Shares issued upon exercise of an Option shall be issued in the name of the Grantee or, if requested by the Grantee, in the name of the Grantee and his or her spouse. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 13 of the Plan.

(E) Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

7. *Stock Appreciation Rights.*

(a) *Grant of SARs.* Subject to the terms and conditions of the Plan, the Administrator may grant SARs in tandem with an Option or alone and unrelated to an Option. Tandem SARs shall expire no later than the expiration of the underlying Option. In no event shall the term of a SAR exceed ten years from the Date of Grant.

(b) *Exercise of SARs.* SARs shall be exercised by the delivery of a written or electronic notice of exercise (in accordance with the Award Agreement and any action taken by the Administrator pursuant to Section 4(b) of the Plan or otherwise), setting forth the number of Shares over which the SAR is to be exercised. Tandem SARs may be exercised:

(i) with respect to all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option;

(ii) only with respect to the Shares for which its related Option is then exercisable; and

(iii) only when the Fair Market Value of the Shares subject to the Option exceeds the exercise price of the Option.

The value of the payment with respect to the tandem SAR may be no more than 100 percent of the difference between the exercise price of the underlying Option and the Fair Market Value of the Shares subject to the underlying Option at the time the tandem SAR is exercised.

(c) *Payment of SAR Benefit.* Upon exercise of a SAR, the Grantee shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) the excess of the Fair Market Value of a Share on the date of exercise over the SAR exercise price; by

(ii) the number of Shares with respect to which the SAR is exercised; provided, that the Administrator may provide in the Award Agreement that the benefit payable on exercise of a SAR shall not exceed such percentage of the Fair Market Value of a Share on the Date of Grant, or any other limitation, as the Administrator shall specify. The payment upon exercise of a SAR shall be in Shares that have an aggregate Fair Market Value (as of the date of exercise of the SAR) equal to the amount of the payment.

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(d) No Employee shall be granted, in any fiscal year, SARs with respect to more than 20,000,000 Shares. The limitation described in this Section 7(d) shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 13 of the Plan. If a SAR is canceled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 13 of the Plan), the canceled SAR will be counted against the limitation described in this Section 7(d).

8. *Restricted Stock Awards.* Subject to the terms of the Plan, the Administrator may grant Restricted Stock Awards to any Eligible Recipient, in such amount and upon such terms and conditions as shall be determined by the Administrator.

(a) *Administrator Action.* The Administrator acting in its sole and absolute discretion shall have the right to grant Restricted Stock to Eligible Recipients under the Plan from time to time. Each Restricted Stock Award shall be evidenced by a Restricted Stock Agreement, and each Restricted Stock Agreement shall set forth the conditions, if any, which will need to be timely satisfied before the grant will be effective and the conditions, if any, under which the Grantee's interest in the related Stock will be forfeited. The Administrator may make grants of Performance-Based Restricted Stock and grants of Restricted Stock that are not Performance-Based Restricted Stock; provided, however, that only the Compensation Committee may serve as the Administrator with respect to grants of Performance-Based Restricted Stock.

(b) *Performance-Based Restricted Stock.*

(i) *Effective Date.* A grant of Performance-Based Restricted Stock shall be effective as of the date the Compensation Committee certifies that the applicable conditions described in Section 8(b)(iii) of the Plan have been timely satisfied.

(ii) *Share Limitation.* No more than 20,000,000 shares of Performance-Based Restricted Stock may be granted to an Eligible Recipient in any calendar year.

(iii) *Grant Conditions.* The Compensation Committee, acting in its sole and absolute discretion, may select from time to time Eligible Recipients to receive grants of Performance-Based Restricted Stock in such amounts as the Compensation Committee may, in its sole and absolute discretion, determine, subject to any limitations provided in the Plan. The Compensation Committee shall make each grant subject to the attainment of certain performance targets. The Compensation Committee shall determine the performance targets which will be applied with respect to each grant of Performance-Based Restricted Stock at the time of grant, but in no event later than 90 days after the commencement of the period of service to which the performance targets relate. The performance criteria applicable to Performance-Based Restricted Stock grants will be one or more of the following criteria: (1) stock price; (2) average annual growth in earnings per share; (3) increase in stockholder value; (4) earnings per share; (5) net income; (6) return on assets; (7) return on stockholders' equity; (8) increase in cash flow; (9) operating profit or operating margins; (10) revenue growth of the Company; and (11) operating expenses. Each performance target applicable to a Cash Award intended to be Performance Based Compensation and the deadline for satisfying each such target shall be stated in the Agreement between the Company and the Employee. The Compensation Committee must certify in writing that each such target has been satisfied before the Performance Based Compensation award is paid.

The related Restricted Stock Agreement shall set forth the applicable performance criteria and the deadline for satisfying the performance criteria.

(iv) *Forfeiture Conditions.* The Compensation Committee may make each Performance-Based Restricted Stock grant (if, when and to the extent that the grant becomes effective) subject to one, or more than one, objective employment, performance or other forfeiture condition which the Compensation Committee acting in its sole and absolute discretion deems appropriate under the circumstances for Eligible Recipients generally or for a Grantee in particular, and the related Restricted Stock Agreement shall set forth each such condition and the deadline for satisfying each such forfeiture condition. A Grantee's nonforfeitable interest in the Shares related to a Performance-

Based Restricted Stock grant shall depend on the extent to which each such condition is timely satisfied. A Stock certificate shall be issued (subject to the conditions, if any, described in this Section 8(b)) to, or for the benefit of, the Grantee with respect to the number of shares for which a grant has become effective as soon as practicable after the date the grant becomes effective.

(c) *Restricted Stock Other Than Performance-Based Restricted Stock.*

(i) *Effective Date.* A Restricted Stock grant which is not a grant of Performance-Based Restricted Stock shall be effective (a) as of the date set by the Administrator when the grant is made or, if the grant is made subject to one, or more than one, condition, (b) as of the date the Administrator determines that such conditions have been timely satisfied.

(ii) *Grant Conditions.* The Administrator acting in its sole and absolute discretion may make the grant of Restricted Stock which is not Performance-Based Restricted Stock to a Grantee subject to the satisfaction of one, or more than one, objective employment, performance or other grant condition which the Administrator deems appropriate under the circumstances for Eligible Recipients generally or for a Grantee in particular, and the related Restricted Stock Agreement shall set forth each such condition and the deadline for satisfying each such grant condition.

(iii) *Forfeiture Conditions.* The Administrator may make each grant of Restricted Stock which is not a grant of Performance-Based Restricted Stock (if, when and to the extent that the grant becomes effective) subject to one, or more than one, objective employment, performance or other forfeiture condition which the Administrator acting in its sole and absolute discretion deems appropriate under the circumstances for Eligible Recipients generally or for a Grantee in particular, and the related Restricted Stock Agreement shall set forth each such condition and the deadline for satisfying each such forfeiture condition. A Grantee's nonforfeitable interest in the Shares related to a grant of Restricted Stock which is not a grant of Performance-Based Restricted Stock shall depend on the extent to which each such condition is timely satisfied. A Stock certificate shall be issued (subject to the conditions, if any, described in this Section 8(c)) to, or for the benefit of, the Grantee with respect to the number of shares for which a grant has become effective as soon as practicable after the date the grant becomes effective.

(d) *Dividends and Voting Rights.*   Each Restricted Stock Agreement shall state whether the Grantee shall have a right to receive any cash dividends which are paid with respect to his or her Restricted Stock after the date his or her Restricted Stock grant has become effective and before the first day that the Grantee's interest in such stock is forfeited completely or becomes completely nonforfeitable. If a Restricted Stock Agreement provides that a Grantee has no right to receive a cash dividend when paid, such agreement shall set forth the conditions, if any, under which the Grantee will be eligible to receive one, or more than one, payment in the future to compensate the Grantee for the fact that he or she had no right to receive any cash dividends on his or her Restricted Stock when such dividends were paid. If a Restricted Stock Agreement calls for any such payments to be made, the Company shall make such payments from the Company's general assets, and the Grantee shall be no more than a general and unsecured creditor of the Company with respect to such payments. If a stock dividend is declared on such a Share after the grant is effective but before the Grantee's interest in such Stock has been forfeited or has become nonforfeitable, such stock dividend shall be treated as part of the grant of the related Restricted Stock, and a Grantee's interest in such stock dividend shall be forfeited or shall become nonforfeitable at the same time as the Share with respect to which the stock dividend was paid is forfeited or becomes nonforfeitable. If a dividend is paid other than in cash or stock, the disposition of such dividend shall be made in accordance with such rules as the Administrator shall adopt with respect to each such dividend. A Grantee shall have the right to vote the Shares related to his or her Restricted Stock grant after the grant is effective with respect to such Shares but before his or her interest in such Shares has been forfeited or has become nonforfeitable.

(e) *Satisfaction of Forfeiture Conditions.*   A Share shall cease to be Restricted Stock at such time as a Grantee's interest in such Share becomes nonforfeitable under the Plan, and the certificate representing such share shall be reissued as soon as practicable thereafter without any further restrictions related to Section 8(b) or Section 8(c) and shall be transferred to the Grantee.

9. *Performance Units and Performance Shares.*

(a) *Grant of Performance Units and Performance Shares.*   Subject to the terms of the Plan, the Administrator may grant Performance Units or Performance Shares to any Eligible Recipient in such amounts and upon such terms as the Administrator shall determine.

(b) *Value/Performance Goals.*   Each Performance Unit shall have an initial value that is established by the Administrator on the Date of Grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Date of Grant. The Administrator shall set performance goals that, depending upon the extent to which they are met, will determine the number or value of Performance Units or Performance Shares that will be paid to the Grantee.

(c) *Payment of Performance Units and Performance Shares.*

(i) Subject to the terms of the Plan, after the applicable Performance Period has ended, the holder of Performance Units or Performance Shares shall be entitled to receive a payment based on the number and value of Performance Units or Performance Shares earned by the Grantee over the Performance Period, to the extent the corresponding performance goals have been achieved.

(ii) If a Grantee is promoted, demoted or transferred to a different business unit of the Company during a Performance Period, then, to the extent the Administrator determines appropriate, the Administrator may adjust, change or eliminate the performance goals or the applicable Performance Period as it deems appropriate in order to make them appropriate and comparable to the initial performance goals or Performance Period.

(d) *Form and Timing of Payment of Performance Units and Performance Shares.*   Payment of earned Performance Units or Performance Shares shall be made in a lump sum following the close of the applicable Performance Period. The Administrator may pay earned Performance Units or Performance Shares in cash or in Shares (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Performance Units or Performance Shares at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Administrator. The form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

10. *Cash Awards.* The Administrator may grant Cash Awards at such times and in such amounts as it deems appropriate.

(a) *Annual Limits.* Notwithstanding the foregoing, the amount of any Cash Award in any Fiscal Year to any Grantee shall not exceed the greater of $300,000 or 100% of his cash compensation (excluding any Cash Award under the Plan) for such Fiscal Year.

(b) *Restrictions.* Cash Awards may be subject or not subject to conditions (such as an investment requirement), restricted or nonrestricted, vested or subject to forfeiture and may be payable currently or in the future or both. The Administrator may make grants of Cash Awards that are intended to be Performance Based Compensation and grants of Cash Awards that are not intended to be Performance Based Compensation; provided, however, that only the Compensation Committee may serve as the Administrator with respect to grants of Cash Awards that are intended to be Performance-Based Compensation. The Compensation Committee shall determine the performance targets which will be applied with respect to each grant of Cash Awards that are intended to be Performance Based Compensation at the time of grant, but in no event later than 90 days after the beginning of the period of service to which the performance targets relate. The performance criteria applicable to Performance Based Compensation awards will be one or more of the following: (1) stock price; (2) average annual growth in earnings per share; (3) increase in stockholder value; (4) earnings per share; (5) net income; (6) return on assets; (7) return on stockholders' equity; (8) increase in cash flow; (9) operating profit or operating margins; (10) revenue growth of the Company; and (11) operating expenses. Each performance target applicable to a Cash Award intended to be Performance Based Compensation and the deadline for satisfying each such target shall be stated in the Agreement between the Company and the Employee. The Compensation Committee must certify in writing that each such target has been satisfied before the Performance Based Compensation award is paid.

11. *Other Stock Based Awards.*   The Administrator shall have the right to grant Other Stock Based Awards which may include, without limitation, the grant of Shares based on certain conditions, the payment of cash based on the performance of the Common Stock, and the grant of securities convertible into Shares.

12. *Tax Withholding.*   The Company shall deduct from all cash distributions under the Plan any taxes required to be withheld by federal, state, local or foreign government. Whenever the Company proposes or is required to issue or transfer Shares under the Plan, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy any federal, state, local and foreign withholding tax requirements prior to the delivery of any certificate or certificates for such shares. A Grantee may pay the withholding tax in cash, or, if the applicable Award Agreement provides, a Grantee may elect to have the number of Shares he is to receive reduced by the smallest number of whole Shares that, when multiplied by the Fair Market Value of the Shares determined as of the Tax Date (defined below), is sufficient to satisfy federal, state, local and foreign, if any, withholding taxes arising from exercise or payment of a grant under the Plan (a "Withholding Election"). A Grantee may make a Withholding Election only if the Withholding Election is made on or prior to the date on which the amount of tax required to be withheld is determined (the "Tax Date") by executing and delivering to the Company a properly completed notice of Withholding Election as prescribed by the Administrator. The Administrator may in its sole and absolute discretion disapprove and give no effect to the Withholding Election.

13. *Adjustments Upon Changes in Capitalization or Change in Control.*

(a) *Changes in Capitalization.*   Subject to any required action by the stockholders of the Company, the number of Covered Shares, and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per share of Covered Stock, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Covered Stock.

(b) *Change in Control.*   In the event of a Change in Control, then the following provisions shall apply:

(i) all outstanding Options shall become fully exercisable, except to the extent that the right to exercise the Option is subject to restrictions established in connection with a SAR that is issued in tandem with the Option;

(ii) all outstanding SARs shall become immediately payable, except to the extent that the right to exercise the SAR is subject to restrictions established in connection with an Option that is issued in tandem with the SAR;

(iii) all Shares of Restricted Stock shall become fully vested;

(iv) all Performance Shares and Performance Units shall be deemed to be fully earned and shall be paid out in such manner as determined by the Compensation Committee; and

(v) all Cash Awards, Other Stock Based Awards and other Awards shall become fully vested and/or earned and paid out in such manner as determined by the Compensation Committee.

In addition to the provisions of Section 13(b) above and to the extent not inconsistent therewith the Compensation Committee, in its sole discretion, may: (1) provide for the purchase of any Award for an amount of cash equal to the amount which could have been attained upon the exercise or realization of such Award had such

Award been currently exercisable or payable; (2) make such adjustment to the Awards then outstanding as the Compensation Committee deems appropriate to reflect such transaction or change; and/or (3) cause the Awards then outstanding to be assumed, or new Awards substituted therefore, by the surviving corporation in such change.

14. *Term of Plan.* The Plan shall become effective upon its approval by the stockholders of the Company. Such stockholder approval shall be obtained in the manner and to the degree required under applicable federal and state law. The Plan shall continue in effect until the tenth anniversary of adoption of the Plan by the Board, unless terminated earlier under Section 15 of the Plan.

15. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Board may at any time amend, alter, suspend or terminate the Plan.

(b) *Stockholder Approval.* The Company shall obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Rule 16b-3 or with Section 422 or Section 162(m) of the Code (or any successor rule or statute) or other Applicable Law. Such stockholder approval, if required, shall be obtained in such a manner and to such a degree as is required by the Applicable Law.

(c) *Effect of Amendment or Termination.* No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Grantee, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

16. *Conditions upon Issuance of Shares.*

(a) *Legal Compliance.* Shares shall not be issued pursuant to an Award unless the exercise, if applicable, of such Award and the issuance and delivery of such Shares shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, Applicable Law, and the requirements of any stock exchange or quotation system upon which the Shares may then be listed or quoted, and any insider trading policy adopted by the Company, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) *Investment Representations.* As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

17. *Liability of Company.*

(a) *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

(b) *Grants Exceeding Allotted Shares.* If the Covered Stock covered by an Award exceeds, as of the date of grant, the number of Shares that may be issued under the Plan without additional stockholder approval, such Award shall be void with respect to such excess Covered Stock, unless stockholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained in accordance with Section 15 of the Plan.

18. *Reservation of Shares.* The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

19. *Rights of Employees.* Neither the Plan nor any Award shall confer upon a Grantee any right with respect to continuing the Grantee's employment relationship with the Company, nor shall they interfere in any way with the Grantee's right or the Company's right to terminate such employment relationship at any time, with or without cause.

20. *Sub-plans for Foreign Subsidiaries.* The Board may adopt sub-plans applicable to particular foreign Subsidiaries. All Awards granted under such sub-plans shall be treated as grants under the Plan. The rules of such sub-plans may take precedence over other provisions of the Plan, with the exception of Section 3, but unless otherwise superseded by the terms of such sub-plan, the provisions of the Plan shall govern the operation of such sub-plan.

21. *Construction.* The Plan shall be construed under the laws of the State of Delaware, to the extent not preempted by federal law, without reference to the principles of conflict of laws.

22. *Certain Limitations on Awards to Ensure Compliance with Code Section 409A.* For purposes of this Plan, references to an award term or event (including any authority or right of the Company or a Grantee) being "permitted" under Code Section 409A mean, for a 409A Award (meaning an Award that constitutes a deferral of compensation under Code Section 409A and regulations thereunder), that the term or event will not cause the Grantee to be liable for payment of interest or a tax penalty under Code Section 409A and, for a Non-409A Award (meaning all Awards other than 409A Awards), that the term or event will not cause the Award to be treated as subject to Code Section 409A. Other provisions of the Plan notwithstanding, the terms of any 409A Award and any Non-409A Award, including any authority of the Company and rights of the Grantee with respect to the Award, shall be limited to those terms permitted under Code Section 409A, and any terms not permitted under Code Section 409A shall be automatically modified and limited to the extent necessary to conform with Code Section 409A. For this purpose, other provisions of the Plan notwithstanding, the Company shall have no authority to accelerate distributions relating to 409A Awards in excess of the authority permitted under Code Section 409A, and any distribution subject to Code Section 409A(a)(2)(A)(i) (separation from service) to a "key employee" as defined under Code Section 409A(a)(2)(B)(i), shall not occur earlier than the earliest time permitted under Code Section 409A(a)(2)(B)(i).

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